UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of: July 2019

Commission File Number: 001-38187

MICRO FOCUS INTERNATIONAL PLC (Exact name of registrant as specified in its charter)

The Lawn, 22-30 Old Bath Road
Newbury, Berkshire
RG14 1QN
United Kingdom
+44 (0) 1635-565-459
 (Address of principal executive office)

Indicate by check mark whether this registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

Exhibit No.	Exhibit Description
99.1	Interim results for six months ended 30 April 2019, dated 09 July 2019

9 July 2019
Micro Focus International plc

Interim results for the six months ended 30 April 2019

Micro Focus International plc ("the Company" or “the Group”, LSE: MCRO.L, NYSE: MFGP), the international software product group, announces unaudited interim results for the six months ended 30 April 2019.

Key highlights:

●
Revenue performance in line with guidance and full year guidance maintained at minus 4% to minus 6% on a constant currency (“CCY”) basis.
●
SUSE separation and disposal delivered in line with timetable resulting in a $1,727.2m profit on disposal and $1,800.0m returned to shareholders.
●
Adjusted EBITDA margin1 increased 2.8ppt to 40.0% on a CCY basis.
●
Transformation programmes remain on target for completion in 2020.
●
Strong cash performance, with Adjusted Cash Conversion1 of 115.1% (30 April 2018: 96.1%) and free cash flow1 of $429.9m in the six months ended 30 April 2019 (30 April 2018: $213.7m).
●
Adjusted Net Debt1 of $3,807.5m at 30 April 2019, 2.7 times Adjusted EBITDA, after including the $1,800.0m return to shareholders in May 2019.
●
Adjusted Diluted Earnings per Share growth from continuing operations of 8.4%.
●
Interim dividend of 58.33 cents per share (six months ended 30 April 2018: 58.33 cents).
●
Profit for the period of $1,397.1m (30 April 2018: $619.7m).

The table below shows the key results for the Group for the six months ended 30 April 2019:

Results at a glance	Six months ended 30 April 2019 (unaudited)	Restated 2 Six months ended 30 April 2018 (unaudited)	Growth /(Decline) %

Alternative performance measures from continuing operations1

Revenue (versus CCY comparatives)	$1,657.1m	$1,749.6m	(5.3)%
Adjusted EBITDA (versus CCY comparatives)	$662.3m	$650.4m	1.8%
% Adjusted EBITDA margin (versus CCY comparatives)	40.0%	37.2%	+ 2.8 ppt

Adjusted Diluted Earnings per Share – continuing operations	85.53c	78.93c	8.4%

Adjusted Net Debt	$3,807.5m	$4,337.3m	12.2%
Adjusted Net Debt / Adjusted EBITDA ratio	2.7 times	3.0 times

Statutory Measures
Revenue	$1,657.1m	$1,791.3m	(7.5)%
Operating profit	$32.6m	$31.8m	2.5%
Profit for the period	$1,397.1m	$619.7m	125.4%

Diluted Earnings per Share	322.74c	136.90c	135.7%

1 The definition and reconciliations of Adjusted EBITDA, Adjusted EPS, Adjusted Diluted EPS, Adjusted Net Debt, Adjusted Cash Conversion, Free cash flow and Constant Currency (“CCY”) are in the “Alternative Performance Measures” section of this Interim Statement.

2 The comparatives for the six months to 30 April 2018 have been restated to reflect the divestiture of the SUSE business segment (note 24).

Stephen Murdoch, Chief Executive Officer, commented:

“We have made steady progress this half year, delivering against our financial and operational commitments and doing what the company does best: making, selling and supporting infrastructure software solutions that customers value and rely on. Micro Focus helps customers around the world to drive further returns from their existing investments while also taking advantage of new technologies and innovations to support their digital transformation. We have continued to make progress on our significant program of work to fully integrate the HPE Software business through the sustained application of the Micro Focus business model. As a result, we are pleased to reiterate full-year guidance.”

Results conference call
A conference call to cover the results for the six months ended 30 April 2019 will be held today at 1.30pm BST. The call will be accompanied by slides.

A live webcast and recording of the presentation will be available at https://investors.microfocus.com/  during and after the event. For dial in only, access numbers are as follows:

UK: +44 (0)330 336 9411
US: +1 646-828-8193
Confirmation Code: 9926873

Enquiries:

Micro Focus	Tel: +44 (0) 1635 565200
Stephen Murdoch, Chief Executive Officer
Ben Donnelly, IR Manager

Brunswick	Tel: +44 (0) 20 7404 5959
Sarah West	MicroFocus@brunswickgroup.com
Jonathan Glass
Craig Breheny

Note to editors
Micro Focus (LSE: MCRO.L, NYSE: MFGP) is one of the world’s leading enterprise software companies, with over 40,000 customers globally who rely on us to modernise and protect their existing technology. Micro Focus helps organizations run and transform their business. Driven by customer-centric innovation, our software provides the critical tools they need to build, operate, secure, and analyse the enterprise. By design, these tools bridge the gap between existing and emerging technologies-enabling faster innovation, with less risk, in the race to digital transformation.

For more information, please go to https://investors.microfocus.com/

Forward-looking statements
Certain statements in these preliminary results are forward-looking. Although the Group believes that the expectations reflected in these forward-looking statements are reasonable, it can give no assurance that these expectations will prove to be correct. Because these statements involve risks and uncertainties, actual results may differ materially from those expressed or implied by these forward-looking statements. The Group undertakes no obligation to update any forward-looking statements whether as a result of new information, future events or otherwise.

Chief Executive Officer’s Statement

Performance in the period (from continuing operations)
Our performance during the period was consistent with guidance for the full year given at the time of the Preliminary results on 14 February 2019 and reiterated in our mid-May trading update.

The period can be characterised as one of making steady progress, delivering against our financial and operational commitments, applying the Micro Focus operating model increasingly consistently across the Group, focusing intensely on the needs of our customers, and continuing to improve the culture to be more decisive and results-focused. As a result of these and other initiatives, during the six month period to 30 April 2019 the Group continued to moderate rates of revenue decline, improve Adjusted EBITDA margins and generate significant levels of cash to fulfil our overriding objective of providing sustainable and strong shareholder returns.

There has been on-going progress improving customer engagement, aligning our portfolio and releasing new product capabilities. We continue to deliver innovation that customers rely on to solve real and complex issues today and position themselves to capture new opportunities as they drive their own digital transformation programmes.

The Group reported revenues of $1,657.1m (2018: $1,749.6m CCY, $1,791.3m reported). This reflects a decline of 5.3% on a CCY basis and 7.5% on a reported basis. Adjusted EBITDA was $662.3m (2018: $650.4m CCY) which represents an Adjusted EBITDA margin of 40.0% (2018: 37.2% CCY). This was driven primarily by continued cost management actions related to the integration program. On a statutory reported basis, the business generated an Operating Profit of $32.6m (2018: $31.8m).

During the period, we completed the sale of the SUSE business and as a result returned $1,800.0m to shareholders. This transaction is an excellent proof point of the effectiveness of Micro Focus’ portfolio management approach.

Further narrative in respect of the financial performance can be found in the Financial Review section of this report.

The Micro Focus Strategy and Business Model
Micro Focus’ strategy and business model are designed to deliver sustained customer value and strong, consistent shareholder returns over the long-term. Our approach evolves with changes in the overall market but the values and core of our model have remained consistent since 2011.

The infrastructure software market is fragmented and consolidating and Micro Focus is well placed to succeed within this market context. We believe the four key components necessary for success are:

●
a clear long term strategy;
●
scale to enable consistent execution;
●
operational efficiency; and
●
commitment to product innovation that addresses critical customer needs.

Our operating model is founded on customer engagement and feedback, and our product strategy can be summarised as delivering “customer-centric innovation”. This means helping customers bridge both existing and emerging technologies to balance cost, risk and speed. To accomplish this we build the latest innovative, enterprise-grade and scalable features into our products, helping customers optimise existing investments and avoid unnecessary “rip and replace” approaches, helping increase returns from investments already made. We also offer flexibility in both deployment and commercial models to ensure customers and partners can exploit this innovation appropriately within their own financial and organisational models.

Across the Group, our products span a range of revenue profiles from double-digit growth to decline. Our business model is focused on ensuring the right decisions are taken at a granular level to enable the allocation of appropriate levels of investment on a product-by-product basis, to innovate, market, sell and support the product to best deliver value to customers. This enables revenue declines to be moderated and product portfolios repositioned to achieve growth where possible by aligning appropriate R&D and Go-To-Market investment to help deliver high levels of profitability and strong cash generation in a balanced portfolio approach.

In the period we delivered major new capabilities across each of the portfolios and more than 160 releases in total. Notable highlights include:

●
Enterprise DevOps: application modernisation capabilities enabling mainframe to mobile development productivity with new robotic process automation capabilities being introduced;

●
Hybrid IT Management: cloud native and hybrid deployment options in Service Management and introduction of new Artificial Intelligence capabilities;

●
Security, Risk & Governance: introduction of new User Behavioural Analytics and application security capabilities and end-to-end solutions for data privacy; and

●
Predictive Analytics: integrated into core solutions or enterprise wide with cloud or hybrid deployment choices reducing customer infrastructure costs.

Micro Focus’ scale enables us to meet the important business needs of our customers and partners around the world, with our business operations spanning 49 countries with approximately 12,200 employees making, selling and supporting more than 300 products. The consistent execution of our business model provides us with a platform to deliver exceptional returns to shareholders over the long- term.

Integration Update
The complexities of the HPE Software business integration continue to require detailed attention and substantial programme planning and execution. We are making steady progress with notable examples including: the completion of the project to build our own IT operational infrastructure and separate from the HPE operational environment, continued improvements to our core business systems and ongoing consolidation of physical locations to improve operational effectiveness and team collaboration and eliminate unnecessary costs. More broadly we continue to focus on delivering the key changes needed to reach our future goals. These include: the project to deliver a single IT platform with a simplified and integrated systems architecture, simplifying central functions, strengthening compliance and controls, and continually improving our customer and employee experience.

Integration work to improve our operational effectiveness is closely linked to instilling the right corporate culture of sharper execution, simpler business operations and a dynamic, accountable team. Progress is being made against this goal but there remains more to do on this front.

In summary, whilst the integration of the HPE Software business remains a complex and significant programme of work, we are confident in our ability to complete this and thereby deliver on our original thesis of making Micro Focus an efficient and optimised platform operating at scale with sector-leading margins and the opportunity to grow further through acquisition.

SUSE Disposal
The separation and sale of the SUSE business provided significant returns to shareholders and demonstrates the value of our approach to portfolio management. Through effective investment and management of the SUSE asset, from being 20% of total revenues of the Attachmate Group when acquired by Micro Focus in November 2014 for $2.3bn, we achieved a total cash consideration of $2.5bn for the SUSE asset alone just four years later, at an accounting profit on disposal of $1.7bn.

Between announcement of the disposal and its completion we returned $510.0m to shareholders by way of share buybacks, and following transaction completion in March 2019 we made a Return of Value to shareholders in May 2019 of $1.8bn.

I am proud of the team’s operational rigour to complete the transaction on time, on budget and deliver the SUSE asset for its new owner EQT Partners as a fully carved out business from the rest of the Group’s infrastructure and operations.

The SUSE business financial contribution during the period was an Operating profit of $37.5m. The results of the SUSE business together with the $1.7bn profit on the sale of the SUSE business have been reported as a discontinued operation. The SUSE business was also treated as a discontinued operation in the 18 months ended 31 October 2018 Annual Report and Accounts. Following the separation of SUSE our employees now total 12,200. As such, this interim results statement focuses on the continuing operations.

Capital allocation
The board continues to target a modest level of gearing for a company with the cash generating qualities of Micro Focus, with a target net debt to Adjusted EBITDA multiple of 2.7 times. We are confident that this level of debt will allow us to deliver our strategy, invest in products and/or make appropriate acquisitions. As the integration of the businesses continues the board will keep the appropriate level of debt under review. Micro Focus has a strong balance sheet and our lenders are supportive of our strategy and business model.

At 30 April 2019, we had reported Net Debt of $2,007.5m. After reflecting the settlement of the Return of Value to shareholders, paid in May 2019, the Adjusted Net Debt for the Group was $3,807.5m. This represents a ratio of Adjusted Net Debt to trailing 12 month Adjusted EBITDA ($1,421.4m) of 2.7 times.

Board Update
Further to the announcement on 5 November 2018, Brian McArthur-Muscroft joined the Board as Chief Financial Officer on 21 February 2019.

The Board and management team continue to have confidence in the strength of our strategy and model, our ability to complete the current integration to build an effective operating platform, and, over time, drive margins closer towards the levels achieved historically by the Group. We would like to thank our employees for their continued professionalism and hard work.

Dividend
Following the 18 month period covered in the 31 October 2018 Annual Report and Accounts and the payment of three six-monthly dividends, the Group is now returning to its customary two dividend payments during the financial year. The dividend policy remains unchanged at approximately two times covered by the adjusted post-tax earnings of the company.

As a result, we are pleased to announce that the interim dividend will be 58.33c. We expect to maintain this level of interim dividend per share in future years, with a progressive final dividend consistent with our policy, as we return towards our historic dividend phasing of paying approximately one third by way of interim and two thirds by way of final dividend.

The dividend will be paid in Sterling equivalent to 46.66 pence per share, based on an exchange rate of £1 = $1.25, the rate applicable on 8 July 2019, the date on which the board resolved to pay the dividend. The dividend will be paid on 30 September 2019 to shareholders on the register as at 6 September 2019.

Group Outlook
We reiterate our constant currency revenue guidance for the 12 months to 31 October 2019 of minus 4% to minus 6% compared to the 12 months ended 31 October 2018.

Stephen Murdoch
Chief Executive Officer
8 July 2019

Financial Review
The following discussion provides an analysis of our results and should be read in conjunction with our unaudited consolidated interim financial statements included elsewhere in this report. We include certain Alternative Performance Measures which assist management in comparing our performance on a consistent basis for purposes of business decision-making by removing the impact of certain items that management believes do not directly reflect our underlying operations. Included in the following discussion is Adjusted EBITDA which is an Alternative Performance Measure. For additional information on Adjusted EBITDA see the “Alternative Performance Measures” section of this report. The comparatives for the six months to 30 April 2018 have been restated to reflect the divestiture of the SUSE business segment (note 24). All result discussed in this section are from continuing operations, unless otherwise stated.

	Six months ended 30 April 2019 (unaudited)	Six months ended 30 April 2018 (unaudited)
	As reported	CCY (restated)	CCY Change
	$m	$m	%
Alternative performance measures:
Revenue	1,657.1	1,749.6	(5.3)%
Operating costs included in AEBITDA	(994.8)	(1,099.2)	(9.5)%
Adjusted EBITDA	662.3	650.4	1.8%
Adjusted EBITDA margin %	40.0%	37.2%	2.8ppt

	Six months ended 30 April 2019 (unaudited)	Six months ended 30 April 2018 (unaudited)
	As reported	As reported (restated)	Change
Statutory performance measures:	$m	$m	%
Revenue	1,657.1	1,791.3	(7.5)%
Operating profit	32.6	31.8	2.5%
(Loss)/Profit for the period from continuing operations	(78.3)	600.0	(113.1)%
Profit for the period from discontinued operations	1,475.4	19.7	7,389.3%
Profit for the period	1,397.1	619.7	125.5%

Revenue (versus CCY comparatives)
Revenue for the six months ended 30 April 2019 was as follows:
	Six months ended 30 April 2019 (unaudited)					CCY % change to Six months ended 30 April 2018 (restated***) (unaudited)
	Licence	Maintenance	SaaS & other recurring	Consulting	Total	Licence	Maintenance	SaaS & other recurring	Consulting	Total
	$m	$m	$m	$m	$m	%	%	%	%	%
Product portfolio:
AMC*	72.0	163.1		5.5	240.6	1.4%	(0.7)%	-%	(3.5)%	(0.1)%
ADM*	63.0	246.5	42.5	10.4	362.4	(1.4)%	(2.3)%	(12.7)%	(38.8)%	(5.1)%
ITOM*	108.0	344.4	6.2	67.0	525.6	(16.9)%	(2.4)%	(12.7)%	(12.6)%	(7.2)%
Security	69.1	210.0	19.2	24.4	322.7	(23.9)%	(3.6)%	17.1%	(22.0)%	(9.5)%
IM&G*	31.6	94.0	75.7	8.7	210.0	2.6%	(4.8)%	(14.1)%	(31.5)%	(8.8)%
Revenue before haircut	343.7	1,058.0	143.6	116.0	1,661.3	(11.1)%	(2.6)%	(10.4)%	(19.1)%	(6.5)%
Haircut		(3.7)	(0.5)		(4.2)	-%	(82.4)%	(88.4)%	(100.0)%	(84.3)%
Revenue**	343.7	1,054.3	143.1	116.0	1,657.1	(11.1)%	(1.0)%	(8.3)%	(18.3)%	(5.3)%

Regional:
North America	153.2	557.2	105.7	43.3	859.4	(0.6)%	(5.0)%	(9.6)%	(27.8)%	(6.3)%
International	138.6	389.7	30.6	58.4	617.3	(21.9)%	(0.7)%	(7.8)%	(11.1)%	(7.7)%
Asia Pacific & Japan	51.9	111.1	7.3	14.3	184.6	(5.5)%	3.8%	(28.4)%	(19.2)%	(2.7)%
Revenue before haircut	343.7	1,058.0	143.6	116.0	1,661.3	(11.1)%	(2.6)%	(10.4)%	(19.1)%	(6.5)%
Haircut		(3.7)	(0.5)		(4.2)	-%	(82.4)%	(88.4)%	(100.0)%	(84.3)%
Revenue**	343.7	1,054.3	143.1	116.0	1,657.1	(11.1)%	(1.0)%	(8.3)%	(18.3)%	(5.3)%

*AMC (Application Modernisation & Connectivity), ADM (Application Delivery Management), ITOM (IT Operations Management), and IM&G (Information Management & Governance).

 **The trends discussed in this section are presented after the impact of the deferred revenue haircut (see Alternative Performance Measures).

*** The prior year comparatives have been restated to reflect the reorganisation of the LATAM operations from North America (previously named “Americas”) to International (previously named “EMEA”). This restatement ensures consistent revenue trend reporting.

Revenue from continuing operations declined by 5.3% in the six months ended 30 April 2019 on a CCY basis. The 5.3% decline is inclusive of a benefit from the year-on-year impact of the deferred revenue haircut and IFRS15, which is offset by the impact of the Atalla disposal and the change in approach to serving US Government contracts.

This CCY decline is partly driven by deliberate management actions in relation to the SaaS and other recurring and Consulting revenue streams, which together account for 2.5ppts of the decline (excluding deferred revenue haircut), as we continue to refocus these revenue streams on delivering better quality, sustainable profits for the business. The impact of these actions will continue in the remaining six months of the financial period and begin to moderate thereafter.

Revenue performance in the six months ended 30 April 2019 by stream:

Licence Revenue
Licence revenue declined by 11.1% in the six months ended 30 April 2019 on a CCY basis.

The revenue decline in Security was higher than expected due to two factors. Firstly, the product group experienced significant levels of sales force attrition during FY18. This was compounded by corrective actions which were made to products within the portfolio over the last twelve months. The improvements we have made in these areas will take time to flow through to pipeline and revenue.
Performance within ADM, AMC and IM&G demonstrate the portfolio effects of our business and underlying performance in ITOM was stronger than the actual performance given the challenging prior period compare.

Performance at a regional level broadly mirrored the portfolio performance summarised above.

Maintenance Revenue
Maintenance revenue declined by 1.0% in the six months ended 30 April 2019 on a CCY basis. The impact of the deferred revenue haircut improves the rate of decline by 1.6ppts in the period with the underlying decline 2.6% being more representative of the current trajectory.

Renewal rates vary at a product level but across the portfolio, we continue to see renewal rates consistent with historical rates.

SaaS and other recurring revenue
SaaS and other recurring revenue decreased by 8.3% in the six months ended 30 April 2019 on a CCY basis. In the last six months of the previous financial period, the Group took actions to rationalise unprofitable operations and practices and refocused resources and investments to deliver the product enhancements required for long term success. As a result, SaaS and other recurring revenue overall declined in line with our expectations, in order to deliver a more sustainable growth in SaaS revenue at a higher profit margin in the medium term.

Consulting Revenue
Consulting revenue declined by 18.3% in the six months ended 30 April 2019 on a CCY basis. The managed decline in consulting revenue can be broadly attributed to the Group’s continued desire to focus only on consulting engagements that are directly related to the software portfolio.

The restructuring of the consultancy operations is progressing as anticipated and is expected to continue in the second half of the year with the revenue stream beginning to moderate and ultimately track underlying software revenue.

Adjusted EBITDA
The continuing operations generated an Adjusted EBITDA of $662.3m, at an Adjusted EBITDA margin of 40.0%. This represents a 2.8ppt increase in Adjusted EBITDA margin between the periods at constant currency.

The ability to drive operational efficiencies within the two businesses via integration was a key thesis for the HPE Software business deal and remains a key strategic objective of management. Total costs within the continuing operations in the six months ended 30 April 2019 were $994.8m. This reflects a reduction of $104.4m on the comparable period to 30 April 2018 at CCY.

Alongside this cost reduction, we continue to work on multiple transformation projects to simplify and standardise our systems and processes, including building a new IT Stack to run more streamlined business processes. These projects remain on target for completion during financial year 2020. Once this work is complete, we anticipate opportunity to realise further efficiencies across our centralised Finance, HR, IT and Legal functions, allowing for further cost reductions in financial year 2021.

Ultimately, we remain focused on driving margins closer towards the levels achieved historically by the Group.

Currency impact
During the six months to 30 April 2019, 61.2% of our revenues were contracted in US dollars, 18.8% in Euros, 5.4% in Sterling, 3.0% in Canadian dollars and 11.6% in other currencies. In comparison, 48.0% of our costs are US dollar denominated, 14.4% in Euros, 10.8% in Sterling, 1.6% in Canadian dollars and 25.2% in other currencies.

The weighting of revenue and costs means that if the US$: Euro or US$: CAD exchange rates move during the period, the revenue impact is greater than the costs impact, whilst if US$: Sterling rates move during the period the cost impact exceeds the revenue impact. Consequently, actual US$ Adjusted EBITDA can be impacted by significant movements in US$ to Euro, CAD & Sterling exchange rates.

The currency movement for the US dollar against Euro, Sterling and CAD was a strengthening of 6.6%, 5.8% and 4.9% respectively when looking at the average exchange rates in the six months to 30 April 2019 compared to those in the six months to 30 April 2018.

In order to provide CCY comparatives, we have restated the revenue and Adjusted EBITDA of the Group for the six months ended 30 April 2018 at the same average exchange rates as those used in the reported results for the six months ended 30 April 2019. In the six months ended 30 April 2018, the currency impact has reduced revenue and costs by 2.2% and 3.3% respectively. The net impact for the Group results using CCY was a decrease of $41.7m in revenue and a decrease of $4.1m Adjusted EBITDA.

Operating profit to Adjusted EBITDA
The Operating profit for the six months ended 30 April 2019 was $32.6m, compared to $31.8m in the six months ended 30 April 2018. The operating profit includes the impact of certain items that management believes do not directly reflect our underlying performance. These include exceptional items, share based compensation and amortisation of purchased intangibles.

A reconciliation between Operating profit and Adjusted EBITDA is shown below:

	Six months ended 30 April 2019 As reported (unaudited)	Six months ended 30 April 2018 Restated (unaudited)	Change
	$m	$m	%
Operating profit	32.6	31.8	2.5%
Exceptional items (reported in Operating profit)	161.4	195.4	(17.4)%
Share-based compensation charge	70.0	25.0	180.0%
Amortisation of intangible assets	356.3	362.4	(1.7)%
Depreciation of property, plant and equipment	32.8	34.1	(3.8)%
Product development intangible costs capitalised	(10.3)	(14.6)	29.5%
Foreign exchange losses	19.5	20.4	(4.4)%
Adjusted EBITDA at reported rates	662.3	654.5	1.2%
Foreign exchange	-	(4.1)	n/a
Adjusted EBITDA at CCY	662.3	650.4	1.8%

Exceptional (gains) / costs including the gain on disposal of SUSE

	Six months ended 30 April 2019 As reported (unaudited)	Six months ended 30 April 2018 As reported (unaudited)
	$m	$m
System and IT infrastructure costs	80.9	44.8
Integration costs incurred as a result of HPE Software business acquisition	56.0	75.1
Severance as a result of the HPE Software business acquisition	15.7	60.8
Property costs as a result of the HPE Software business acquisition	10.6	8.1
MF/HPE Software business integration related costs	163.2	188.8
HPE Software business acquisition / pre-acquisition costs	-	2.9
Integration in respect of previous acquisitions	-	3.7
Gain on disposal of Atalla	(4.4)	-
Other acquisition costs	2.6	-
Total exceptional costs (reported in Operating profit)	161.4	195.4
Gain on disposal of SUSE (net of transaction costs)	(1,727.2)	-
Total exceptional (gain)/costs for the period including the gain on disposal of SUSE	(1,565.8)	195.4

In the six months ended 30 April 2019, exceptional costs reported in operating profit decreased from $195.4m to $161.4m as the integration of HPE Software business into the Micro Focus Product Portfolio continued during this period. The costs incurred in the period primarily include:

●
System and IT infrastructure costs of $80.9m principally reflect the IT migration of the legacy Micro Focus business onto a single IT platform;
●
Integration costs of $56.0m across a wide range of projects undertaken to conform, simplify and increase efficiency across the business;
●
Severance costs of $15.7m in relation to ongoing headcount reductions as we continue to remove duplication and simplify the continuing operations; and
●
Property costs of $10.6m as the Group continues the process of simplifying the real estate footprint.

On 29 March 2019, the Group completed the disposal of the SUSE business for a total cash consideration of $2,540.3m. As a result of the transaction, the business recognised a net profit on disposal of $1,727.2m (after taking account of transaction costs).

Further information on exceptional costs can be found in note 7 to the interim financial statements.

Net finance costs
Net finance costs were $132.2m in the six months ended 30 April 2019, compared to $132.7m in the six months ended 30 April 2018.

Taxation
Tax for the six months ended 30 April 2019 was a credit of $21.3m (2018: credit of $700.9m) on continuing operations and a tax charge of $289.0m on SUSE discontinued operations, including tax on the gain on the sale of the SUSE business. The tax charge on Adjusted Profit before tax for the six months ended 30 April 2019 was $95.5m (2018: $100.3m), which represents an effective tax rate (“ETR”) on Adjusted Profit before Tax (“Adjusted ETR”) of 20.5% (2018: 21.9%). The Group’s forecast Adjusted ETR in the medium-term remains at 25%.

Profit from discontinued operations
The Group generated profit from discontinued operations of $1,475.4m in the six months ended 30 April 2019 compared to $19.7m in six months ended 30 April 2018. This profit reflects the trading performance of the SUSE business in the period of $37.2m, before disposal on the 15 March 2019, together with the profit on the disposal of $1,727.2m and a net taxation charge of $289.0m. The profit from discontinued operations is excluded from the Alternative performance measures.

The disposal of SUSE is an excellent example of the Micro Focus strategy in action and highlights the benefits of managing the products on a portfolio basis. We believe the $2,540.3m price (note 24) represents a highly attractive enterprise valuation for SUSE and reflects an excellent return on the investments we have made to support and grow this business since it was acquired in 2014. The Group expects to pay taxes of approximately $300m in the second half of the financial year in relation to the disposal.

The ability to carve out SUSE and create a fully operational standalone business in less than a year demonstrates the Group’s ability to manage complex corporate actions in order to deliver exceptional returns to our shareholders.

Since announcing the SUSE transaction, the Group has made on-market share buy-backs totalling $510.0m in addition to returning $1,800.0m through a return of value and share consolidation. These returns equate to approximately 20% of the Group’s market capitalisation (at the date of the return) on top of the regular dividend payments highlighting the Group’s proactive returns strategy.

Earnings per share
The Group’s earnings per share (“EPS”) on a basic, diluted and adjusted basis are as follows:

	Six months ended 30 April 2019 (unaudited)	Six months ended 30 April 2018 (unaudited)	Growth /(Decline)
	cents	cents	%

EPS from continuing operations:
Basic EPS	(18.79)	137.72	(113.6)%
Diluted EPS	(18.79)	132.54	(114.2)%

Basic Adjusted EPS	88.86	82.02	8.3%
Diluted Adjusted EPS	85.53	78.93	8.4%

Total EPS attributable to the ordinary equity shareholders of the Company
Basic EPS	335.32	142.26	135.7%
Diluted EPS	322.74	136.90	135.7%

Basic Adjusted EPS	96.30	90.01	7.0%
Diluted Adjusted EPS	92.69	86.62	7.0%

 Full details are set out in the “Alternative performance measures” section of these interim financial statements.

Cash Generation
The following section sets out the cash generation for the Group including the SUSE business up to the point at which the operations were sold on 15 March 2019. The Group’s Adjusted cash conversion ratio (defined as cash generated from operations divided by Adjusted EBITDA less exceptional items) for the six months ended 30 April 2019 was 115.1% compared to 96.1% in the comparable period.

	Six months ended 30 April 2019	Six months ended 30 April 2018
	$m	$m
Cash generated from operations	622.6	495.0

Adjusted EBITDA
- Continuing operations	662.3	654.5
- Discontinued operation	39.8	56.0
Total Adjusted EBITDA	702.1	710.5
Less: Exceptional items (included in Adjusted EBITDA)	(161.4)	(195.4)
Adjusted EBITDA less exceptional items	540.7	515.1

Adjusted Cash conversion ratio	115.1%	96.1%

The cash flow for the Group for the six months ending 30 April 2019 was:

	Six months ended 30 April 2019	Six months ended 30 April 2018
	$m	$m
Total Adjusted EBITDA	702.1	710.5
Less:
Exceptional items	(161.4)	(195.4)
Movements in provisions	23.0	140.0
Other non-cash items	11.6	16.8
Cash generated from operations before working capital	575.3	671.9
Movement in working capital	47.3	(176.9)
Cash generated from operations	622.6	495.0
Interest payments	(117.7)	(122.8)
Bank loan costs	-	(10.7)
Tax payments	(39.1)	(71.0)
Purchase of intangible assets	(12.8)	(53.9)
Purchase of property, plant and equipment	(23.1)	(22.9)
Free cash flow	429.9	213.7

Within the six months ended 30 April 2019, the Group had a working capital inflow of $47.3m. This inflow was due to a combination of the natural seasonality of cash collections within the business in which we typically collect the peak quarter four billings in the first half of the following financial year combined with a focus on reducing the Days Sales Outstanding (“DSO”) which reduced from 94 days at 31 October 2018 to 88 days at 30 April 2019. These factors resulted in a working capital inflow in relation to receivables of $282.7m. The Group has made good progress in reducing this balance in six months to 30 April 2019 and the quality of the debtor book has vastly improved. The amount of overdue receivables have reduced from $342.2m to $251.2m and we continue to anticipate a reduction over the course of the remaining financial period.

Net Debt

	30 April 2019	30 April 2018
	$m	$m
Borrowings	(4,649.2)	(4,881.5)
Cash and cash equivalents	2,666.2	573.7
Finance lease obligations	(24.5)	(29.5)
Net Debt	(2,007.5)	(4,337.3)
Return of Value	(1,800.0)	-
Adjusted Net Debt	(3,807.5)	(4,337.3)

Trailing 12 months Adjusted EBITDA*:
Six months to 30 April	662.3	710.5
Six months to 31 October	759.1	733.3
	1,421.4	1,443.8

Net Debt / Adjusted EBITDA ratio	1.4 times	3.0 times
Adjusted Net Debt / Adjusted EBITDA ratio	2.7 times	3.0 times

* The Adjusted EBITDA for the trailing 12 months to 30 April 2019 is for continuing operations only, the comparatives include the discontinued operation.

As at 30 April 2019, Net Debt was $2,007.5m (30 April 2018: $4,337.3m). This figure includes the gross proceeds received in relation to the disposal of the SUSE business. Adjusted Net debt of $3,807.5m takes into account the $1,800.0m which was paid to shareholders in May 2019 in relation to the Return of Value. This equates to an Adjusted Net Debt to Adjusted EBITDA ratio of 2.7 times. In the second six months of the financial period, it is likely that the ratio will increase marginally due to the timing of the one-off tax payment in relation to the disposal of SUSE.

The board continues to target a modest level of gearing for a company with the cash generating qualities of Micro Focus with a target net debt to Adjusted EBITDA multiple of 2.7 times. We are confident that this level of debt will not reduce our ability to deliver our strategy, invest in products and/or make appropriate acquisitions. The level of interest payments on the term loans remain at a manageable level relative to the scale of the Group.

The movements on the Group loans in the six months to 30 April 2019 were as follows:

	Term Loan B-2	Term Loan B-3	HPE Software Term Loan	Euro Loan	Revolving Facility	Total
	$m	$m	$m	$m	$m	$m
At 1 November 2018	1,503.8	382.1	2,580.5	530.5	-	4,996.9
Repayments	(89.1)	(13.9)	(94.2)	(15.4)	-	(212.6)
Foreign exchange	-	-	-	(7.3)	-	(7.3)
At 30 April 2019	1,414.7	368.2	2,486.3	507.8	-	4,777.0

In addition to the term loans and cash reserves, the Group has access to a $500m revolving credit facility, which remains undrawn.

Consolidated statement of financial position

The Group’s Consolidated statement of financial position is presented later in this document. A summarised version is presented below:

	30 April 2019 (unaudited) $m	30 April 2018 (unaudited) $m	31 October 2018 (audited) $m
Non-current assets	13,436.1	15,190.4	13,720.5
Current assets	3,629.3	1,926.1	1,917.6
Current assets classified as held for sale	-	-	1,142.5
Total assets	17,065.4	17,116.5	16,780.6

Current liabilities	3,928.1	2,180.0	2,010.4
Current liabilities classified as held for sale	-	-	437.7
Non-current liabilities	6,231.7	6,781.5	6,540.5
Total liabilities	10,159.8	8,961.5	8,988.6
Net assets	6,905.6	8,155.0	7,792.0

Total equity attributable to owners of the parent	6,904.6	8,154.0	7,791.0
Non-controlling interests	1.0	1.0	1.0
Total equity	6,905.6	8,155.0	7,792.0
The net assets of the Group have decreased by $886.4m from $7,792.0m to $6,905.6m in the six months to 30 April 2019.

In the period, the key movements were as follows:

●
Non-current assets decreased by $284.4m to $13,436.1m primarily due to the net decrease of other intangible assets of $276.4m (including $61.2m of additions relating to the acquisition of Interset Software Inc. and amortisation of $356.3m in the period) and a decrease of $69.0m in the derivative asset, offset by the recognition of $26.4m of contract-related costs after the adoption of IFRS 15 and an increase in goodwill of $34.2m on the acquisition of Interset Software Inc.

●
Current assets increased by $1,711.7m to $3,629.3m, primarily due to an increase in cash and cash equivalents of $2,045.3m in the period after the sale of the SUSE business offset by a reduction of $334.8m in trade and other receivables. Cash and cash equivalents were $2,666.2m as at 30 April 2019, however, $1,800.0m of this was held in anticipation of settling the Return of Value to shareholders in May 2019.

●
Current assets and current liabilities classified as held for sale as at 31 October 2018 primarily reflected the assets and liabilities of SUSE business segment, which were disposed of in the period.

●
Current liabilities increase by $1,917.7m to $3,928.1m, primarily due to recognition of the “B” Share liability of $1,800.0m relating to the Return of Value to shareholders, which was settled in May 2019.

●
Non-current liabilities decreased by $308.8m to $6,231.7m, primarily due to the repayment of term loans in the period.

●
Total equity attributable to the owners of the parent decreased by $886.4m from $7,791.0m to $6,904.6m in the six months to 30 April 2019. This decrease was driven primarily by Return of Value to shareholders of $1,800.0m, share buy-backs of $343.4m, dividends paid of $240.7m offset by the profit for the period of $1,397.1m (including the profit on disposal of SUSE of $1,727.2m).

Dividend
The board continues to adopt a dividend policy such that it is approximately two times covered by the adjusted earnings of the Group. The directors are maintaining an interim dividend of 58.33 cents per share. The dividend payable in the previous financial period was impacted by the 18 month accounting period which resulted in exceptional phasing of the dividend.

The total interim dividend payment will amount to approximately $200m which represents 49.9% of our Adjusted post tax earnings for the period (including discontinued operations). The dividend per share exceeds one half of our Adjusted earnings per share, because the latter is calculated with reference to our average shares in issue during the period, whereas the dividend will be paid on the reduced number of shares now in issue as a result of the share consolidation associated with the Return of Value. We expect to maintain this level of interim dividend per share in future years, with a progressive final dividend consistent with our policy, as we return towards our historical dividend phasing of paying approximately one third by way of interim and two thirds by way of final dividend.

The dividend will be paid in Sterling equivalent to 46.66 pence per share, based on an exchange rate of £1 = $1.25 being the rate applicable on 8 July 2019, the date on which the board resolved to propose the dividend. The dividend will be paid on 30 September 2019 to shareholders on the register at 6 September 2019.

Group Risk Factors

As with all businesses, the Group is affected by certain risks, not wholly within our control, which could have a material impact on the Group’s long-term performance and cause actual results to differ materially from forecast and historical results.

The principal risks and uncertainties facing the Group have not changed, except for the SUSE business disposal risk no longer required, following its disposal, from those set out in the Annual Report and Accounts for the 18 months ended 31 October 2018 (pages 32 to 41):

● Products;
● Go to Market models;
● Competition;
● Employees and culture;
● Tax;
● Business strategy and change management;
● Intellectual property;
● Legal and regulatory compliance;
● Macro-economic environment and Brexit;
● IT systems and information;
● Cyber security;
● Treasury and
● Internal Controls over Financial Reporting.

Brian McArthur-Muscroft
Chief Financial Officer
8 July 2019

STATEMENT OF DIRECTORS’ RESPONSIBILITIES

The directors confirm that, to the best of their knowledge:

●
the condensed set of financial statements has been prepared in accordance with IAS 34 “Interim Financial Reporting”;

●
the interim management report includes a fair review of the information required by:

a)
DTR 4.2.7R of the Disclosure Guidance and Transparency Rules , being an indication of important events that have occurred during the first six months of the period and their impact on the condensed set of financial statements; and a description of the principal risks and uncertainties for the remaining six month period; and

b)
DTR 4.2.8R of the Disclosure Guidance and Transparency Rules, being related party transactions that have taken place in the first six months of the current financial period and that have materially affected the financial position or performance of the entity during that period; and any changes in the related party transactions described in the last annual report that could do so.

The current executive directors of the Company are Kevin Loosemore, Stephen Murdoch and Brian McArthur-Muscroft.

The current non-executive directors of the Company, all of whom are independent are Karen Slatford, Richard Atkins, Amanda Brown, Darren Roos, Silke Scheiber and Lawton Fitt.

Biographies for each director are included on the Company’s website: www.microfocus.com.

By order of the board,

Stephen Murdoch	Brian McArthur-Muscroft
Chief Executive Officer	Chief Financial Officer
8 July 2019

Alternative performance measures

The Group uses certain measures to assess the financial performance of its business. These measures are termed “Alternative Performance Measures” because they exclude amounts that are included in, or include amounts that are excluded from, the most directly comparable measure calculated and presented in accordance with IFRS, or are calculated using financial measures that are not calculated in accordance with IFRS.

The Group uses such measures to measure operating performance and liquidity in presentations to the board and as a basis for strategic planning and forecasting, as well as monitoring certain aspects of its operating cash flow and liquidity. The Group believes that these and similar measures are used widely by certain investors, securities analysts and other interested parties as supplemental measures of performance and liquidity.

The Alternative Performance Measures may not be comparable to other similarly titled measures used by other companies and have limitations as analytical tools and should not be considered in isolation or as a substitute for analysis of the Group’s operating results as reported under IFRS.

An explanation of the relevance of each of the Alternative Performance Measures, a reconciliation of the Alternative Performance Measures to the most directly comparable measures calculated and presented in accordance with IFRS and a discussion of their limitations is set out below. The Group does not regard these Alternative Performance Measures as a substitute for, or superior to, the equivalent measures calculated and presented in accordance with IFRS.

The Group has reported unaudited results for the six months ended 30 April 2019 with a comparative period of the six months ended 30 April 2018.

1.           Consolidated statement of comprehensive income

Six months to 30 April 2018 (unaudited)
The six months to 30 April 2018 results have been calculated by taking the reported six months results to 30 April 2018, after adjusting for the discontinued operation.

	Six months ended 30 April 2018
	As reported	Transfer to discontinued operations	restated
	$m	$m	$m
Revenue	1,974.2	(182.9)	1,791.3
Cost of sales	(493.5)	10.9	(482.6)
Gross profit	1,480.7	(172.0)	1,308.7
Selling and distribution costs	(634.7)	60.6	(574.1)
Research and development expenses	(294.1)	39.7	(254.4)
Administrative expenses	(487.0)	38.6	(448.4)
Operating profit	64.9	(33.1)	31.8

Share of results of associates	(0.7)	0.7	-

Finance costs	(135.6)	-	(135.6)
Finance income	2.9	-	2.9
Net finance costs	(132.7)	-	(132.7)

Loss before tax	(68.5)	(32.4)	(100.9)
Taxation	688.2	12.7	700.9
Profit from continuing operations	619.7	(19.7)	600.0
Profit from discontinued operation (attributable to equity shareholders of the Company)	-	19.7	19.7
Profit for the period	619.7	-	619.7

Operating profit (before exceptional items)	260.3	(33.1)	227.2
Exceptional items (note 7)	(195.4)	-	(195.4)
Operating profit	64.9	(33.1)	31.8

Alternative performance measures continued

  2.
Impact of Deferred Revenue Haircut
The following table shows the impact of the acquisition accounting adjustment of deferred revenue haircut (i.e. the unwinding of fair value adjustment to acquired deferred revenue) on reported revenues.

	Six months ended 30 April 2019 (unaudited)			Six months ended 30 April 2018 (unaudited)
	Continuing operations	Discontinued operation	Total	Continuing operations	Discontinued operation	Total
	$m	$m	$m	$m	$m	$m
Revenue before deferred revenue haircut	1,661.3	127.1	1,788.4	1,818.0	183.3	2,001.3
Unwinding of fair value adjustment to acquired deferred revenue	(4.2)	(0.1)	(4.3)	(26.7)	(0.4)	(27.1)
Revenue	1,657.1	127.0	1,784.1	1,791.3	182.9	1,974.2

  3.
EBITDA and Adjusted EBITDA

EBITDA is defined as net earnings before finance costs, finance income, taxation, share of results of associates, depreciation of property, plant and equipment and amortisation of intangible assets. The Group presents EBITDA because it is widely used by securities analysts, investors and other interested parties to evaluate the profitability of companies. EBITDA eliminates potential differences in performance caused by variations in capital structures (affecting net finance costs), tax positions (such as the availability of net operating losses against which to relieve taxable profits), the cost and age of tangible assets (affecting relative depreciation expense) and the extent to which intangible assets are identifiable (affecting relative amortisation expense).

The Group defines Adjusted EBITDA as comprising of EBITDA (as defined above), adjusted for gain on disposal of discontinued operation, exceptional items, share-based compensation, product development intangible cost capitalised and foreign exchange gains/losses. Adjusted EBITDA is the primary measure used internally to measure performance and to incentivise and reward employees.

Adjusted EBITDA Margin refers to each measure defined above as a percentage of actual revenue recorded in accordance with IFRS for the period.

Adjusted EBITDA is a key profit measure used by the Board to assess the underlying financial performance of the Group. Adjusted EBITDA is stated before the following items for the following reasons:

●
Gains on disposal of discontinued operations, as set out in note 24, are excluded by virtue of their nature, in order to show the underlying continuing business performance of the Group.

●
Exceptional items, as set out in note 7, are excluded by virtue of their size, nature or incidence, in order to show the underlying business performance of the Group.

●
Share-based payment charges are excluded from the calculation of Adjusted EBITDA because these represent a non-cash accounting charge for transactions that could otherwise have been settled in cash or not be limited to employee compensation. These charges also represent long-term incentives designed for long-term employee retention, rather than reflecting the short-term underlying operations of the Group’s business. The directors acknowledge that there is an ongoing debate on the add-back of share-based payment charges but believe that as they are not included in the analysis of segment performance used by the Chief Operating Decision Maker and their add-back is consistent with metrics used by a number of other companies in the technology sector, that this treatment remains appropriate.

●
Charges for the amortisation of purchased intangibles are excluded from the calculation of Adjusted EBITDA. This is because these charges are based on judgements about their value and economic life, are the result of the application of acquisition accounting rather than core operations, and whilst revenue recognised in the income statement does benefit from the underlying intangibles that has been acquired, the amortisation costs bear no relation to the Group’s underlying ongoing operational performance. In addition, amortisation of acquired intangibles is not included in the analysis of segment performance used by the Chief Operating Decision Maker.

●
We exclude foreign exchange movements from Adjusted EBITDA in order to exclude foreign exchange volatility when evaluating the underlying performance of the business.

●
We deduct from EBITDA, actual spend on product development costs during the period as this reflects the required underlying expenditure. This is because the capitalisation and subsequent amortisation of such costs are based on judgements about whether they meet the capitalisation criteria set out in IAS38 “Intangible Assets” and on the period of their estimated economic benefit. In addition, product development costs for the period are included in the analysis of segment performance used by the Chief Operating Decision Maker.

Alternative performance measures continued

3.
EBITDA and Adjusted EBITDA

The following table is a reconciliation from profit for the period to EBITDA and Adjusted EBITDA:

	Six months ended 30 April 2019 (unaudited)			Six months ended 30 April 2018 (unaudited)
	Continuing Operations	Discontinued Operation	Total	Continuing operations	Discontinued Operation	Total
	$m	$m	$m	$m	$m	$m
(Loss)/Profit for the period	(78.3)	1,475.4	1,397.1	600.0	19.7	619.7
Finance costs	144.7	-	144.7	135.6	-	135.6
Finance income	(12.5)	-	(12.5)	(2.9)	-	(2.9)
Taxation	(21.3)	289.0	267.7	(700.9)	12.7	(688.2)
Share of results of associates	-	0.3	0.3	-	0.7	0.7
Depreciation of property, plant and equipment	32.8	-	32.8	34.1	1.9	36.0
Amortisation of intangible assets	356.3	-	356.3	362.4	15.7	378.1
EBITDA	421.7	1,764.7	2,186.4	428.3	50.7	479.0
Gain on disposal of discontinued operation	-	(1,727.2)	(1,727.2)	-	-	-
Exceptional items (reported in Operating profit)	161.4	-	161.4	195.4	-	195.4
Share-based compensation charge	70.0	2.5	72.5	25.0	3.2	28.2
Product development intangible costs capitalised	(10.3)	-	(10.3)	(14.6)	-	(14.6)
Foreign exchange loss/(gain)	19.5	(0.2)	19.3	20.4	2.1	22.5
Adjusted EBITDA	662.3	39.8	702.1	654.5	56.0	710.5

Revenue	1,657.1	127.0	1,784.1	1,791.3	182.9	1,974.2
Adjusted EBITDA Margin	40.0%	31.3%	39.4%	36.5%	30.6%	36.0%

  4.
Adjusted Profit before tax
Adjusted Profit before tax is defined as profit before tax excluding the effects of gain on disposal of discontinued operation, share-based compensation, the amortisation of purchased intangible assets, and all exceptional items. These items are individually material items that are not considered to be representative of the performance of the Group. Adjusted Profit before tax is only presented on a consolidated basis because management believes it is important to the understanding of the Group’s effective tax rate. When presented on a consolidated basis, Adjusted Profit before tax is an Alternative Performance Measure.

The following table is a reconciliation from profit before tax for the period to Adjusted Profit before tax:

	Six months ended 30 April 2019 (unaudited)			Six months ended 30 April 2018 (unaudited)
	Continuing operations	Discontinued operation	Total	Continuing operations	Discontinued operation	Total
	$m	$m	$m	$m	$m	$m
(Loss)/Profit before tax	(99.6)	1,764.4	1,664.8	(100.9)	32.4	(68.5)

Gain on disposal of discontinued operation	-	(1,727.2)	(1,727.2)	-	-	-
Share-based compensation charge	70.0	2.5	72.5	25.0	3.2	28.2
Amortisation of purchased intangibles	333.9	-	333.9	338.1	14.7	352.8
Exceptional items	161.4	-	161.4	195.4	-	195.4
Adjusting items	565.3	(1,724.7)	(1,159.4)	558.5	17.9	576.4

Adjusted Profit before tax	465.7	39.7	505.4	457.6	50.3	507.9

Alternative performance measures continued

  5.
Adjusted Effective Tax Rate
The tax charge on Adjusted Profit before tax for the six months ended 30 April 2019 was $95.5m (2018: $100.3m charge), which represents an effective tax rate on Adjusted Profit before tax (“Adjusted ETR”) of 20.5% (2018: 21.9%). The calculation of the Adjusted ETR is set out below.

Effective tax rate (continuing operations)	Six months ended 30 April 2019 (unaudited)
	Statutory	Adjusting items	Exceptional tax items	Adjusted Measures
	$m	$m	$m	$m
(Loss)/Profit before tax	(99.6)	565.3	-	465.7
Taxation	21.3	(116.8)	-	(95.5)
(Loss)/Profit after tax	(78.3)	448.5	-	370.2
Effective tax rate	21.4%			20.5%

Effective tax rate (continuing operations)	Six months ended 30 April 2018 (unaudited)
	Statutory	Adjusting items	Exceptional tax items	Adjusted Measures
	$m	$m	$m	$m
(Loss)/Profit before tax	(100.9)	558.5	-	457.6
Taxation	700.9	(111.0)	(690.2)	(100.3)
(Loss)/Profit after tax	600.0	447.5	(690.2)	357.3
Effective tax rate	(694.6)%			21.9%

In computing Adjusted Profit before tax for the six months ended 30 April 2019, $565.3m of adjusting items have been added back and the associated tax credit of $116.8m (see Adjusted Profit before tax section above). Exceptional tax items of $690.2m in the six months ended 30 April 2018 related to the impact of US tax reforms, comprising of a credit of $934.0m in respect of the re-measurement of deferred tax liabilities due to the reduction of the US federal tax rate from 35% to 21% and a transition tax charge of $243.8m payable over eight years.

Alternative performance measures continued

  6.
Adjusted Earnings per Share and Diluted Adjusted Earnings per Share
The Adjusted Earnings per Share (“EPS”) is defined as Basic EPS where the earnings attributable to ordinary shareholders are adjusted by adding back the gain on the disposal of discontinued operation, all exceptional items, share-based compensation charge and the amortisation of purchased intangibles because they are individually or collectively material items that are not considered to be representative of the trading performance of the Group. These are presented as management believe they are important to understanding the change in the Group’s EPS and is consistent with adjustments as made by our peers.

	Six months ended 30 April 2019	Six months ended 30 April 2018
	(unaudited)	(unaudited)
CENTS

EPS from continuing operations attributable to the ordinary equity shareholders of the Company
Basic EPS – cents	(18.79)	137.72
Diluted EPS - cents	(18.79)	132.54
Basic Adjusted EPS – cents	88.86	82.02
Diluted Adjusted EPS - cents	85.53	78.93

EPS from discontinued operation
Basic EPS – cents	354.12	4.54
Diluted EPS - cents	340.82	4.36
Basic Adjusted EPS – cents	7.44	7.99
Diluted Adjusted EPS - cents	7.16	7.69

Total EPS attributable to the ordinary equity shareholders of the Company
Basic EPS – cents	335.32	142.26
Diluted EPS - cents	322.74	136.90
Basic Adjusted EPS – cents	96.30	90.01
Diluted Adjusted EPS - cents	92.69	86.62

PENCE

EPS from continuing operations attributable to the ordinary equity shareholders of the Company
Basic EPS – pence	(14.52)	100.28
Diluted EPS – pence	(14.52)	96.50
Basic Adjusted EPS - pence	68.67	59.72
Diluted Adjusted EPS – pence	66.09	57.47

EPS from discontinued operation
Basic EPS – pence	273.64	3.30
Diluted EPS – pence	263.37	3.17
Basic Adjusted EPS - pence	5.75	5.82
Diluted Adjusted EPS – pence	5.53	5.60

Total EPS attributable to the ordinary equity shareholders of the Company
Basic EPS – pence	259.12	103.58
Diluted EPS – pence	249.39	99.67
Basic Adjusted EPS - pence	74.42	65.54
Diluted Adjusted EPS – pence	71.62	63.07

Alternative performance measures continued

6.
Adjusted Earnings per Share and Diluted Adjusted Earnings per Share continued

	Six months ended 30 April 2019	Six months ended 30 April 2018
	(unaudited)	(unaudited)
	$m	$m
Profit for the period	1,397.1	619.7
Non-controlling interests	-	0.3
Earnings attributable to ordinary shareholders	1,397.1	620.0

From continuing operations	(78.3)	600.3
From discontinued operation	1,475.4	19.7
Earnings attributable to ordinary shareholders	1,397.1	620.0

Adjusting items:
Gain on disposal of discontinued operation	(1,727.2)	-
Exceptional items	161.4	195.4
Share-based compensation charge	72.5	28.2
Amortisation of purchased intangibles	333.9	352.8
	(1,159.4)	576.4
Tax relating to above adjusting items and exceptional tax credit in the prior period	163.5	(804.0)
Adjusted earnings attributable to ordinary shareholders	401.2	392.4

From continuing operations	370.2	357.6
From discontinued operation	31.0	34.8
Adjusted earnings attributable to ordinary shareholders	401.2	392.4

Weighted average number of shares:	Number (m)	Number (m)
Basic	416.6	435.8
Effect of dilutive securities – Options	16.3	17.1
Diluted	432.9	452.9

	Six months ended 30 April 2019 (unaudited)			Six months ended 30 April 2018 (unaudited)
	Continuing operations	Discontinued operation	Total	Continuing operations	Discontinued operation	Total
	$m	$m	$m	$m	$m	$m
Adjusting items:
Gain on disposal of discontinued operation	-	(1,727.2)	(1,727.2)	-	-	-
Share-based compensation charge	70.0	2.5	72.5	25.0	3.2	28.2
Amortisation of purchased intangibles	333.9	-	333.9	338.1	14.7	352.8
Exceptional items	161.4	-	161.4	195.4	-	195.4
	565.3	(1,724.7)	(1,159.4)	558.5	17.9	576.4
Tax relating to above adjusting items and exceptional tax credit in the prior period	(116.8)	280.3	163.5	(801.2)	(2.8)	(804.0)
	448.5	(1,444.4)	(995.9)	(242.7)	15.1	(227.6)

Alternative performance measures continued

  7.
Free Cash Flow
Free cash flow is defined as cash generated from operations less interest payments and loan costs, tax, purchase of intangible assets and purchase of property, plant and equipment. This is presented as management believe it is important to understanding the Group’s cash flow.

	Six months ended 30 April 2019 (unaudited)	Six months ended 30 April 2018 (unaudited)
	$m	$m
Cash generated from operations	622.6	495.0
Less:
Interest payments	(117.7)	(122.8)
Bank loan costs	-	(10.7)
Tax payments	(39.1)	(71.0)
Purchase of intangible assets	(12.8)	(53.9)
Purchase of property, plant and equipment	(23.1)	(22.9)
Free cash flow	429.9	213.7

  8.
Net Debt and Adjusted Net Debt
Net debt is defined as cash and cash equivalents less net borrowings and finance lease obligations. Adjusted net debt takes into account the $1,800.0m payable to shareholders in May 2019 in relation to the Return of Value.

	30 April 2019 (unaudited)	30 April 2018 (unaudited)	31 October 2018 (audited)
	$m	$m	$m
Borrowings	(4,649.2)	(4,881.5)	(4,845.9)
Cash and cash equivalents	2,666.2	573.7	620.9
Finance lease obligations	(24.5)	(29.5)	(28.5)
Net debt	(2,007.5)	(4,337.3)	(4,253.5)
Return of Value	(1,800.0)
Adjusted Net Debt	(3,807.5)

  9.
Constant Currency
The Group’s reporting currency is the U.S. dollar however, the Group’s significant international operations give rise to fluctuations in foreign exchange rates. To neutralise foreign exchange impact and to better illustrate the underlying change in results from one year to the next, the Group has adopted the practice of discussing results on an as reported basis and in constant currency.

The Group uses US dollar-based constant currency models to measure performance. These are calculated by restating the results of the Group for the comparable period at the same average exchange rates as those used in reported results for the current period. This gives a US-dollar denominated income statement, which excludes any variances attributable to foreign exchange rate movements.

The most important foreign currencies for the Group are: Pounds Sterling, the Euro, Israeli Shekel and Canadian Dollar. The exchange rates used are as follows:

	Six months ended 30 April 2019		Six months ended 30 April 2018
	Average	Closing	Average	Closing
£1 = $	1.29	1.29	1.37	1.37
€1 = $	1.13	1.12	1.21	1.21
C$ = $	0.75	0.74	0.79	0.78
ILS = $	0.27	0.28	0.29	0.28

Micro Focus International plc
Condensed Consolidated Statement of Comprehensive Income (unaudited)
For the six months ended 30 April 2019

Condensed Consolidated Statement of Changes in Equity (unaudited)		Six months ended 30 April 2019 (unaudited)			Restated 1 Six months ended 30 April 2018 (unaudited)
		Before exceptional items	Exceptional items (note 7)	Total	Before exceptional items	Exceptional items (note 7)	Total
Continuing operations	Note	$m	$m	$m	$m	$m	$m
Revenue	5,6	1,657.1	-	1,657.1	1,791.3	-	1,791.3
Cost of sales		(397.1)	(7.5)	(404.6)	(457.5)	(25.1)	(482.6)
Gross profit		1,260.0	(7.5)	1,252.5	1,333.8	(25.1)	1,308.7
Selling and distribution costs		(599.8)	(2.9)	(602.7)	(562.1)	(12.0)	(574.1)
Research and development expenses		(249.1)	(1.4)	(250.5)	(246.9)	(7.5)	(254.4)
Administrative expenses		(217.1)	(149.6)	(366.7)	(297.6)	(150.8)	(448.4)
Operating profit		194.0	(161.4)	32.6	227.2	(195.4)	31.8

Finance costs	11	(144.7)	-	(144.7)	(135.6)	-	(135.6)
Finance income	11	12.5	-	12.5	2.9	-	2.9
Net finance costs	11	(132.2)	-	(132.2)	(132.7)	-	(132.7)

(Loss)/Profit before tax		61.8	(161.4)	(99.6)	94.5	(195.4)	(100.9)
Taxation	12	(7.8)	29.1	21.3	(28.3)	729.2	700.9
(Loss)/Profit from continuing operations		54.0	(132.3)	(78.3)	66.2	533.8	600.0
Profit from discontinued operation (attributable to equity shareholders of the company)	24	1,475.4	-	1,475.4	19.7	-	19.7
Profit for the period		1,529.4	(132.3)	1,397.1	85.9	533.8	619.7

Attributable to:
Equity shareholders of the parent		1,529.4	(132.3)	1,397.1	86.2	533.8	620.0
Non-controlling interests		-	-	-	(0.3)	-	(0.3)
Profit for the period		1,529.4	(132.3)	1,397.1	85.9	533.8	619.7

1 The comparatives for the six months to 30 April 2018 have been restated to reflect the divestiture of the SUSE business segment (note 24).

The accompanying notes are an integral part of these unaudited Condensed Consolidated Interim Financial Statements.

Micro Focus International plc
Condensed Consolidated Statement of Comprehensive Income (unaudited)
For the six months ended 30 April 2019
		Six months ended 30 April 2019 (unaudited)			Restated 1 Six months ended 30 April 2018 (unaudited)
		Before exceptional items	Exceptional items (note 7)	Total	Before exceptional items	Exceptional items (note 7)	Total
	Note	$m	$m	$m	$m	$m	$m
Profit for the period		1,529.4	(132.3)	1,397.1	85.9	533.8	619.7
Other comprehensive (expense)/income:
Items that will not be reclassified to profit or loss
Continuing operations:
Actuarial loss on pension schemes liabilities	21	(1.3)	-	(1.3)	(8.8)	-	(8.8)
Actuarial gain on non-plan pension assets	21	0.3	-	0.3	0.9	-	0.9
Deferred tax movement		0.8	-	0.8	(1.6)	-	(1.6)
Discontinued operation:
Actuarial loss on pension schemes liabilities	21	(0.1)	-	(0.1)	-	-	-
Actuarial gain/(loss) on non-plan pension assets	21	0.1	-	0.1	(0.3)	-	(0.3)
Items that may be subsequently reclassified to profit or loss
Cash flow hedge movements	23	(69.0)	-	(69.0)	71.9	-	71.9
Current tax movement	23	13.1	-	13.1	(13.3)	-	(13.3)
Currency translation differences – continuing operations		35.1	-	35.1	(6.2)	-	(6.2)
Currency translation differences – discontinued operations		-	-	-	(0.2)	-	(0.2)
Other comprehensive (expense)/income for the period		(21.0)	-	(21.0)	42.4	-	42.4
Total comprehensive income/(expense) for the period		1,508.4	(132.3)	1,376.1	128.3	533.8	662.1
Attributable to:
Equity shareholders of the parent		1,508.4	(132.3)	1,376.1	128.6	533.8	662.4
Non-controlling interests		-	-	-	(0.3)	-	(0.3)
Total comprehensive income for the period		1,508.4	(132.3)	1,376.1	128.3	533.8	662.1

Total comprehensive income attributable to the equity shareholders of the company arises from:
Continuing operations		33.0	(132.3)	(99.3)	109.1	533.8	642.9
Discontinued operations		1,475.4	-	1,475.4	19.2	-	19.2
		1,508.4	(132.3)	1,376.1	128.3	533.8	662.1
Earnings per share (cents)
From continuing and discontinued operations				cents			cents
- basic	10			335.32			142.26
- diluted	10			322.74			136.90
From continuing operations
- basic	10			(18.79)			137.72
- diluted	10			(18.79)			132.54

Earnings per share (pence)
From continuing and discontinued operations				pence			pence
- basic	10			259.12			103.58
- diluted	10			249.39			99.67
From continuing operations
- basic	10			(14.52)			100.28
- diluted	10			(14.52)			96.50

1 The comparatives for the six months to 30 April 2018 have been restated to reflect the divestiture of the SUSE business segment (note 24).

The accompanying notes are an integral part of these unaudited Condensed Consolidated Interim Financial Statements.

Micro Focus International plc
Condensed Consolidated Statement of Financial Position (unaudited)
	Note	30 April 2019 (unaudited) $m	30 April 2018 (unaudited) $m	31 October 2018 (audited) $m
Non-current assets
Goodwill	13	6,839.2	7,695.8	6,805.0
Other intangible assets	14	6,352.9	7,156.0	6,629.3
Property, plant and equipment	15	136.3	183.6	144.3
Investments in associates		-	10.3	-
Derivative asset	19	17.4	73.7	86.4
Long term pension assets	21	17.3	25.7	16.7
Contract-related costs		26.4	-	-
Other non-current assets		46.6	45.3	38.8
		13,436.1	15,190.4	13,720.5
Current assets
Inventories		0.1	0.2	0.2
Trade and other receivables	16	937.2	1,340.3	1,272.0
Contract-related costs		13.4	-	-
Current tax receivables		-	11.9	24.5
Derivative asset	19	12.4	-	-
Cash and cash equivalents		2,666.2	573.7	620.9
		3,629.3	1,926.1	1,917.6
Assets classified as held for sale		-	-	1,142.5
Total current assets		3,629.3	1,926.1	3,060.1
Total assets		17,065.4	17,116.5	16,780.6

Current liabilities
Trade and other payables	17	608.4	605.9	676.9
“B” share liability	22	1,800.0	-	-
Borrowings	18	-	33.0	3.7
Finance leases		12.1	13.9	13.6
Provisions	20	44.3	72.7	57.4
Current tax liabilities		401.0	49.9	124.1
Contract liabilities - deferred income		1,062.3	1,404.6	1,134.7
		3,928.1	2,180.0	2,010.4
Current liabilities classified as held for sale		-	-	437.7
		3,928.1	2,180.0	2,448.1
Non-current liabilities
Contract liabilities - deferred income		164.4	332.1	178.1
Borrowings	18	4,649.2	4,848.5	4,842.2
Finance leases		12.4	15.6	14.9
Retirement benefit obligations	21	114.2	115.0	110.4
Long-term provisions	20	37.0	47.9	35.4
Other non-current liabilities		57.4	64.9	58.0
Current tax liabilities		119.7	171.2	131.0
Deferred tax liabilities		1,077.4	1,186.3	1,170.5
		6,231.7	6,781.5	6,540.5
Total liabilities		10,159.8	8,961.5	8,988.6
Net assets		6,905.6	8,155.0	7,792.0
Capital and reserves
Share capital	22	47.2	65.7	65.8
Share premium account		41.5	37.0	41.0
Merger reserve	23	1,924.4	5,780.2	3,724.4
Capital redemption reserve	23	2,485.0	666.3	666.3
Hedging reserve	23	14.1	59.7	70.0
Retained earnings		2,409.0	1,571.7	3,275.2
Foreign currency translation deficit		(16.6)	(26.6)	(51.7)
Total equity attributable to owners of the parent		6,904.6	8,154.0	7,791.0
Non-controlling interests		1.0	1.0	1.0
Total equity		6,905.6	8,155.0	7,792.0
The accompanying notes are an integral part of these unaudited Condensed Consolidated Interim Financial Statements.

Micro Focus International plc
Condensed Consolidated Statement of Changes in Equity (unaudited)

		Share capital	Share premium account	Retained earnings/ (deficit)	Foreign currency translation reserve/ (deficit)	Capital redemption reserves	Hedging reserve	Merger reserve	Equity attributable to the parent	Non-controlling interests	Total equity
	Note	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
Balance at 1 November 2018		65.8	41.0	3,275.2	(51.7)	666.3	70.0	3,724.4	7,791.0	1.0	7,792.0
Impact of adoption of IFRS 15		-	-	52.4	-	-	-	-	52.4	-	52.4
Revised balance at 1 November 2018		65.8	41.0	3,327.6	(51.7)	666.3	70.0	3,724.4	7,843.4	1.0	7,844.4
Profit for the financial period		-	-	1,397.1	-	-	-	-	1,397.1	-	1,397.1
Other comprehensive (expense)/income for the period		-	-	(0.2)	35.1	-	(55.9)	-	(21.0)	-	(21.0)
Total comprehensive income/(expense) for the period		-	-	1,396.9	35.1	-	(55.9)	-	1,376.1	-	1,376.1

Transactions with owners:
Dividends	9	-	-	(240.7)	-	-	-	-	(240.7)	-	(240.7)
Share options:
Issue of share capital – share options	22	0.1	0.5	(0.5)	-	-	-	-	0.1	-	0.1
Movement in relation to share options		-	-	59.7	-	-	-	-	59.7	-	59.7
Current tax on share options		-	-	10.9	-	-	-	-	10.9	-	10.9
Deferred tax on share options		-	-	(1.0)	-	-	-	-	(1.0)	-	(1.0)
Share reorganisation and buy-back:
Return of Value – share consolidation	22	(18.7)	-	-	-	18.7	-	-	-	-	-
Issue and redemption of B shares	22,23	-	-	(1,800.0)	-	1,800.0	-	(1,800.0)	(1,800.0)	-	(1,800.0)
Expenses relating to Return of Value	22	-	-	(0.5)	-	-	-	-	(0.5)	-	(0.5)
Share buy-back	22	-	-	(343.4)	-	-	-	-	(343.4)	-	(343.4)
Balance as at 30 April 2019		47.2	41.5	2,409.0	(16.6)	2,485.0	14.1	1,924.4	6,904.6	1.0	6,905.6

The accompanying notes are an integral part of these unaudited condensed Consolidated Interim Financial Statements.

Micro Focus International plc
Condensed Consolidated Statement of Changes in Equity (unaudited) continued

		Share capital	Share premium account	Retained earnings/ (deficit)	Foreign currency translation reserve/ (deficit)	Capital redemption reserves	Hedging reserve	Merger reserve	Equity attributable to the parent	Non-controlling interests	Total equity
	Note	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
Balance as at 1 November 2017		65.6	36.4	1,095.2	(20.2)	666.3	1.1	5,780.2	7,624.6	1.2	7,625.8

Profit for the financial period		-	-	619.9	-	-	-	-	619.9	(0.2)	619.7
Other comprehensive income/(expense) for the period		-	-	(9.8)	(6.4)	-	58.6	-	42.4	-	42.4
Total comprehensive income/(expense) for the period		-	-	610.1	(6.4)	-	58.6	-	662.3	(0.2)	662.1

Transactions with owners:
Dividends	9	-	-	(156.2)	-	-	-	-	(156.2)	-	(156.2)
Share Options:
Issue of share capital – share options	22	0.1	0.6	(0.1)	-	-	-	-	0.6	-	0.6
Movement in relation to share options		-	-	37.1	-	-	-	-	37.1	-	37.1
Current tax on share options		-	-	0.9	-	-	-	-	0.9	-	0.9
Deferred tax on share options		-	-	(15.3)	-	-	-	-	(15.3)	-	(15.3)
Balance as at 30 April 2018		65.7	37.0	1,571.7	(26.6)	666.3	59.7	5,780.2	8,154.0	1.0	8,155.0

The accompanying notes are an integral part of these unaudited condensed Consolidated Interim Financial Statements.

Micro Focus International plc
Condensed Consolidated Statement of Cash Flows (unaudited)

	Note	Six months ended 30 April 2019 $m	Six months ended 30 April 2018 $m
Cash flows from operating activities
Cash generated from operations	27	622.6	495.0
Interest paid		(117.7)	(122.8)
Bank loan costs		-	(10.7)
Tax paid		(39.1)	(71.0)
Net cash generated from operating activities		465.8	290.5
Cash flows from investing activities
Payments for intangible assets 1	14	(12.8)	(53.9)
Purchase of property, plant and equipment 1	15	(23.1)	(22.9)
Finance leases		(10.4)	-
Interest received	11	12.5	2.9
Payment for acquisition of subsidiaries	25	(89.7)	(16.8)
Net cash acquired with acquisitions	25	1.2	0.9
Investing cash flows generated from disposals	24	20.0	-
Investing cash flows generated from discontinued operation, net of cash disposed	24	2,476.9	-
Net cash generated/ (used in) investing activities		2,374.6	(89.8)
Cash flows from financing activities
Proceeds from issue of ordinary share capital	22	0.6	0.7
Purchase of treasury shares and related expenses	22	(343.4)	-
Repayment of working capital in respect of HPE Software business acquisition		-	(225.8)
Repayment of bank borrowings	18	(212.6)	(12.7)
Dividends paid to owners	9	(240.7)	(156.2)
Net cash used in financing activities		(796.1)	(394.0)
Effects of exchange rate changes		1.0	36.6
Net increase/(decrease) in cash and cash equivalents		2,045.3	(156.7)
Cash and cash equivalents at beginning of period		620.9	730.4
Cash and cash equivalents at end of period		2,666.2	573.7

1 The principal non-cash transactions in the six months ended 30 April 2019 were property, plant and equipment finance lease additions of $3.7m (six months to 30 April 2018: $nil) (note 15) and intangible assets additions of $5.4m (six months ended 30 April 2018: $nil) (note 14).

The accompanying notes are an integral part of these unaudited condensed Consolidated Interim Financial Statements.

Micro Focus International plc

Notes to the consolidated interim financial statements (unaudited)

1.	General information

Micro Focus International plc (“Company”) is a public limited company incorporated and domiciled in the UK. The address of its registered office is: The Lawn, 22-30 Old Bath Road, Newbury, RG14 1QN, UK.

Micro Focus International plc and its subsidiaries (together “Group”) provide innovative software to clients around the world enabling them to dramatically improve the business value of their enterprise applications. As at 30 April 2019, the Group had a presence in 49 countries (31 October 2018: 49) worldwide and employed approximately 12,200 people (31 October 2018: 14,800).

The Company is listed on the London Stock Exchange and its American Depositary Shares are listed on the New York Stock Exchange.

These unaudited condensed consolidated interim financial statements were authorised for issuance by the board of directors on 8 July 2019.

These condensed consolidated interim financial statements do not comprise statutory accounts within the meaning of section 434 of the Companies Act 2006. Statutory accounts for the 18 months ended 31 October 2018 were approved by the Board of directors on 20 February 2019 and delivered to the Registrar of Companies. The auditor has reported on the 31 October 2018 accounts; their report was (i) unqualified, (ii) did not include a reference to any matters to which the auditor drew attention by way of emphasis without qualifying their report and (iii) did not contain a statement under section 498 (2) or (3) of the Companies Act 2006.

2.
Basis of preparation

These condensed consolidated interim financial statements for the six months ended 30 April 2019 have been prepared in accordance with the Disclosure and Transparency Rules of the Financial Conduct Authority and with IAS 34, “Interim Financial Reporting”. The condensed consolidated interim financial statements should be read in conjunction with the Annual Report and Accounts for the 18 months ended 31 October 2018, which have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IASB”) and in conformity with International Financial Reporting Standards as adopted by the European Union (collectively “IFRS”).

Going concern
The directors, having made enquiries, consider that the Group has adequate resources to continue in operational existence for the foreseeable future and therefore it is appropriate to maintain the going concern basis in preparing the condensed consolidated interim financial statements.

3.
Accounting policies
Other than as described below and income tax expense which is recognised using an estimate of the weighted average effective annual income tax rate for the period, the accounting policies adopted are consistent with those of the Annual Report and Accounts for the 18 months ended 31 October 2018, apart from standards, amendments to or interpretations of published standards adopted during the period and the restatement of balances in the Consolidated statement of comprehensive income and related notes related to assets held for sale and discontinued operations as described below.

Assets held for sale and discontinued operations
A current asset (or disposal group) is classified as held for sale if the Group will recover the carrying amount principally through a sale transaction rather than through continuing use. A current asset (or disposal group) classified as held for sale is measured at the lower of its carrying amount and fair value less costs to sell. If the asset (or disposal group) is acquired as part of a business combination it is initially measured at fair value less costs to sell. Assets and liabilities of disposal groups classified as held for sale are shown separately on the face of the balance sheet.

The results of discontinued operations are shown as a single amount on the face of the income statement comprising the post-tax profit or loss of discontinued operations and the post-tax gain or loss recognised either on measurement to fair value less costs to sell or on the disposal of the discontinued operation. The Consolidated income statement and the Consolidated statement of other comprehensive income have been restated to present discontinued operations separately. The related notes for the prior year have also been restated where applicable. The Consolidated statement of cash flows has been presented including the discontinued operation.

Notes to the consolidated interim financial statements (unaudited)

3.
Accounting policies (continued)

The following standards, interpretations and amendments to existing standards are now effective and have been adopted by the Group:

IFRS 15 ‘Revenue from contracts with customers’

IFRS 15 establishes a comprehensive framework for determining whether, how much and when revenue and certain incremental contract costs are recognised. Effective 1 November 2018 Micro Focus adopted the standard using the modified retrospective approach which means that the cumulative impact of the adoption was recognised in retained earnings as of 1 November 2018 and the comparatives are not restated.

The effect of initially applying this standard is mainly attributed to:

●
the earlier recognition of revenue from consideration paid to a customer; and
●
later recognition of costs of obtaining customer contracts.

IFRS 15 replaces guidance in IAS 18 and IAS 11. This standard establishes a new principle-based model of recognising revenue from customer contracts. It introduces a five-step model that requires revenue to be recognised when control over goods and services are transferred to the customer. Additionally, there is a requirement in the new standard to capitalise certain incremental contract costs.

Set out below are the three primary areas of difference of the new accounting policy under IFRS 15.

Cost of obtaining customer contracts
The Group has considered the impact of IFRS 15 on the recognition of software sales commission costs, which meet the definition of incremental costs of obtaining a contract under IFRS 15. The Group will apply a practical expedient to expense the sales commission’s costs as incurred where the expected amortisation period is one year or less. An asset will be recognised for the software sales commissions, which will typically be amortised across the contract length, or customer life where the practical expedient cannot be applied. The customer life has been assessed as five years for the Group and six years in the SUSE business, until the date of disposal.

At transition date, the Group has only capitalised commissions paid for uncompleted contracts at 1 November 2018 and will amortise those balances in the year ended 31 October 2019, as compared to capitalising all relevant commissions in future periods. By taking this practical expedient there will be a benefit to profit before tax and Adjusted EBITDA in the year ended 31 October 2019 as the capitalisation of commissions will be greater than the amortisation and consequently the overall commission costs will initially be reduced under IFRS 15 compared to existing accounting policies where sales commissions are expensed as incurred.

Rebillable expenses
The Group now reports expenses that are recharged to customers, such as travel and accommodation, as Service revenue. Under previous accounting policies, these were presented as an offsetting entry within cost of sales.

Consideration payable to a customer
Certain payments to customers are now presented differently where a defined benefit is received or where the payee acts as agent rather than principal. The Group has considered the impact of such payments including rebates. The Group continues to account for consideration payable to a customer as a reduction of the transaction price and therefore revenue. However, an adjustment is recorded as the timing of the considerations payable over the contract term is accounted for as variable consideration at the outset of the contract. Where the payment is for a distinct good or service, then the Group accounts for the purchase in the same way as it does for purchases from suppliers in the normal course of business. Certain marketing costs, which were previously presented as an offsetting entry within revenue, are now presented as a Selling and Distribution cost.

Presentation
Under the new IFRS 15 based policies, the Group will no longer report items as deferred revenue and accrued revenue. Instead, we will present these as either a contract liability or contract asset. Rights to consideration from customers are only presented as accounts receivable if the rights are unconditional.

Summary of quantitative impacts
Under the IFRS 15 adoption method chosen by the Group, prior period comparatives are not restated to conform to the new policies. Consequently, the period-over-period change of revenue and profit in the six months to 30 April 2019 is impacted by the new policies.

We have set out below the estimated impacts on the Group of the three primary areas described above, including the adjustment to retained earnings recorded on the transition date of 1 November 2018, which resulted in a corresponding $52.4m asset being recorded on the balance sheet. The following table summarises the impacts of adopting IFRS 15 on the Group's interim statement of financial position as at 30 April 2019 and its interim statement of comprehensive income for the six months then ended for each of the lines affected. There was no material impact on the Group's interim statement of cash flows for the six month period ended 30 April 2019.

Notes to the consolidated interim financial statements (unaudited)

3.
Accounting policies (continued)

IFRS 15 ‘Revenue from contracts with customers’ continued

Consolidated Statement of Comprehensive Income

		Six months ended 30 April 2019			Six months ended 30 April 2018
		Post IFRS 15	Adjustments	Pre IFRS 15
	Notes	$m	$m	$m	$m
Revenue	5,6	1,657.1	(7.0)	1,650.1	1,791.3

Operating profit		32.6	(10.3)	22.3	31.8
Finance costs	11	(144.7)	-	(144.7)	(135.6)
Finance income	11	12.5	-	12.5	2.9
Loss before tax		(99.6)	(10.3)	(109.9)	(100.9)
Taxation Included within other comprehensive income:	12	21.3	2.5	23.8	700.9
(Loss) / Profit from continuing operations		(78.3)	(7.8)	(86.1)	600.0
Profit from discontinued operation (attributable to equity shareholders of the company)	24	1,475.4	30.6	1,506.0	19.7
Profit for the period		1,397.1	22.8	1,419.9	619.7
	Included within other comprehensive income:
Attributable to:
Equity shareholders of the parent		1,397.1	22.8	1,419.9	620.0
Non-controlling interests		-	-	-	(0.3)
Profit for the period		1,397.1	22.8	1,419.9	619.7

Earnings per share (cents)
From continuing and discontinued operations		cents	cents	cents	cents
- Basic	10	335.32	5.47	340.79	142.26
- Diluted	10	322.74	5.27	328.01	136.90

From continuing operations
- Basic	10	(18.79)	(1.87)	(20.66)	137.72
- Diluted	10	(18.79)	(1.87)	(20.66)	132.54

Earnings per share (pence)
From continuing and discontinued operations		pence	pence	pence	pence
- Basic	10	259.12	4.23	263.35	103.58
- Diluted	10	249.39	4.07	253.46	99.67

From continuing operations
- Basic	10	(14.52)	(1.45)	(15.97)	100.28
- Diluted	10	(14.52)	(1.45)	(15.97)	96.50

Notes to the consolidated interim financial statements (unaudited)

3.
Accounting policies (continued)

IFRS 15 ‘Revenue from contracts with customers’ continued

Consolidated Statement of Financial Position

		30 April 2019			31 October 2018
		Post IFRS 15	Adjustments	Pre IFRS 15
	Notes	$m	$m	$m	$m
ASSETS
Non-current Assets
Contract-related costs		26.4	(26.4)	-	-

Current Assets
Trade and other receivables	16	937.2	-	937.2	1,272.0
Contract-related costs		13.4	(13.4)	-	-

LIABILITIES
Current Liabilities
Trade and other payables	17	(608.4)	-	(608.4)	(676.9)
Contract liabilities – deferred income		(1,062.3)	-	(1,062.3)	(1,134.7)

Non-current liabilities
Contract liabilities – deferred income		(164.4)	-	(164.4)	(178.1)
Deferred tax liabilities		(1,077.4)	9.8	(1,067.6)	(1,170.5)

		Continuing operations			Discontinued operation
	Increase / (decrease) in opening retained earnings on 1 November 2018	increase / (decrease) in Revenuein the six months ended 30 April 2019	increase / (decrease) in Operating expensesin the six months ended 30 April 2019	increase / (decrease) in Profit before tax and Adjusted EBITDA in the six months ended 30 April 2019	Profit/(loss) from discontinued operation (attributable to equity shareholders of the company) in the six months ended 30 April 2019
	$m	$m	$m	$m	$m
Cost of obtaining customer contracts	64.7	-	(10.3)	10.3	(35.4)
Rebillable Expenses	-	1.4	1.4	-	-
Consideration payable to a customer	5.0	5.6	5.6	-	(5.0)
Deferred tax	(17.3)	-	-	-	9.8
	52.4	7.0	(3.3)	10.3	(30.6)

During the six months ending 30 April 2019, the Group amortised $3.5m contract related costs and capitalised $13.8m, resulting in a net increase in profit before tax of $10.3m.

IFRS 9 “Financial Instruments”
IFRS 9 replaces the provisions of IAS 39 that relate to the recognition, classification and measurement of financial assets and financial liabilities, derecognition of financial instruments, impairment of financial assets and hedge accounting. IFRS 9 also amends certain other standards covering financial instruments such as IAS 1 “Presentation of Financial Statements”.

IFRS 9 is effective for accounting periods beginning on or after 1 January 2018 and has been adopted by the Group with effect from 1 November 2018.

The classification and measurement basis for the Groups financial assets is largely unchanged by the adoption of IFRS 9.

There is no impact on the Group’s accounting for financial liabilities, as the new requirements only affect the accounting for financial liabilities that are designated at fair value through profit or loss and the Group does not have any such liabilities. The derecognition rules have been transferred from IAS 39 “Financial Instruments: Recognition and Measurement” and have not been changed.

Under the new hedge accounting rules as a general rule, more hedge relationships might be eligible for hedge accounting, as the standard introduces a more principles-based approach. The Group has confirmed that its current hedge relationships continue to qualify as hedges under IFRS 9.

The main impact of adopting IFRS 9 is the application of the expected credit loss model which requires the recognition of impairment provisions based on expected credit losses (ECL) rather than only incurred credit losses as is the case under the current standard, IAS 39.

Notes to the consolidated interim financial statements (unaudited)

3.
Accounting policies (continued)

IFRS 9 “Financial Instruments” continued
The new impairment requirements apply to the consolidated Group’s financial assets classified at amortised cost, particularly to its trade receivables. The Group has elected to apply the practical expedient allowed under IFRS 9 to recognise the full amount of credit losses that would be expected to be incurred over the full recovery period of trade receivables. There was not a material change in the loss allowance for trade debtors at 1 November 2018 and the application of an expected credit loss methodology did not result in an adjustment to equity on the date of adoption.

The impact of the application of future new and revised IFRSs which are expected to have a material impact to the Group is described below:

IFRS 16 ‘Leases’

In January 2016, the IASB published IFRS 16 “Leases”, which will replace IAS 17 “Leases”. IFRS 16 introduces a new definition of a lease, with a single lessee accounting model eliminating the previous distinction between operating leases and finance leases. Under IFRS 16, lessees will be required to account for all leases in a similar manner to the current finance lease accounting. Current finance lease accounting remains largely unchanged and so the primary impact of the standard is on leases that are currently classified as operating leases.

As a result of implementing IFRS 16 the Group will recognise in the Statement of Financial Position:
●
an asset representing the Group’s right to use a leased asset; and
●
a liability representing the Group’s contractual obligation to make lease payments.

The operating lease expense currently recognised in the Consolidated Statement of Comprehensive Income will be replaced by an amortisation expense against the right-of-use asset and a finance expense from the lease liability. There will be no net impact on the Consolidated Statement of Cash Flows, however the operating lease cash out-flows within operating cash-flows will largely be replaced by a financing cash-outflow. Where the Group currently recognises a provision for onerous leases, under IFRS 16 this provision will be de-recognised and replaced by an impairment charge against the right of use asset.

The determination of when an arrangement contains a lease is largely unchanged from current requirements and the Group does not expect to recognise any new leases as a result of adopting IFRS 16. The Group’s portfolio of leases materially comprises office facilities around the world that the Group uses to conduct its business, and vehicles for use by the workforce.

The Group has certain elections and accounting policy choices to make in adopting IFRS 16 and at this stage the Group has not yet decided which of the available transition approaches to use. However, the Group does not intend to apply IFRS 16 to leases for which the underlying asset is of low value. The Group does not intend to apply IFRS 16 to leases of intangible assets. Where a lease arrangement contains a lease component and one or more non-lease components, the Group intends to apply the practical expedient allowing it not to separate non-lease components from lease components, and instead account for each lease components and any associated non-lease component as a single lease component.

In order to quantify the impact of implementing the standard, it is necessary to collate a large number of data points, which the Group is in the process of undertaking. As a result, it is not yet possible to report what adjustments are necessary, nor to quantify the right-of-use assets and lease liabilities that will be recognised on 1 November 2019. Similarly, it is not possible to report how the Group’s profit or loss and classification of cash flows will be affected going forward. Certain Alternative Performance Measures disclosed by the Group are expected to be impacted by IFRS 16.

4.
Presentation currency
The presentation currency of the Group is US dollars. Items included in the financial statements of each of the Group’s entities are measured in the functional currency of each entity.

Notes to the consolidated interim financial statements (unaudited)

5.
Segmental reporting
In accordance with IFRS 8, “Operating Segments”, the Group has derived the information for its segmental reporting using the information used by the Chief Operating Decision Maker for the purposes of resource allocation and assessment of segment performance. The Chief Operating Decision Maker (“CODM”) is defined as the Executive Committee.

For the six months to 30 April 2018, the Executive Committee consisted of the Executive Chairman, the Chief Executive Officer, the Chief Executive Officer of SUSE and the Chief Financial Officer.

On 2 July 2018, the Group then announced the proposed sale of SUSE (note 24), one of the Group’s two historical operating segments, approved by the shareholders on 21 August 2018. As a result, for management purposes, following the agreement to dispose of the SUSE business, the Group is organised into a single reporting segment comprising the Micro Focus Product Portfolio. Consistent with this the Chief Executive Officer of SUSE, Nils Brauckmann, stepped down from the Board on 11 July 2018 to concentrate on the sale. As such, the CODM from 11 July 2018 consisted of the Executive Chairman, the Chief Executive Officer and the Chief Financial Officer.

The Group’s segment under IFRS 8 is:

Micro Focus Product Portfolio – The Micro Focus Product Portfolio segment contains mature infrastructure software products that are managed on a portfolio basis akin to a “fund of funds” investment portfolio. This portfolio is managed with a single product group that makes and maintains the software, whilst the software is sold and supported through a geographic Go-to-Market organisation. The products within the existing Micro Focus Product Portfolio are grouped together into five sub-portfolios based on industrial logic and management of the Micro Focus sub-portfolios: Application Modernisation & Connectivity, Application Delivery Management, IT Operations Management, Security and Information Management & Governance.

The segmental reporting is consistent with that used in internal management reporting and the profit measure used by the Executive Committee is Adjusted EBITDA.

The internal management reporting that the Executive Committee receives includes a pool of centrally managed costs, which were allocated between Micro Focus and the SUSE business (up to the date of disposal) based on identifiable segment specific costs with the remainder allocated based on other criteria including revenue and headcount.
		Six months ended 30 April 2019 (unaudited)	Restated 1 Six months ended 30 April 2018 (unaudited)
	Note	$m	$m
Revenue before deferred revenue haircut		1,661.3	1,818.0
Deferred revenue haircut		(4.2)	(26.7)
Segment revenue	6	1,657.1	1,791.3
Directly managed costs		(1,065.8)	(1,221.7)
Allocation of centrally managed costs		6.6	20.7
Total segment costs		(1,059.2)	(1,201.0)
Adjusted Operating Profit		597.9	590.3
Exceptional items	7	(161.4)	(195.4)
Share based compensation charge	8	(70.0)	(25.0)
Amortisation of purchased intangibles	14	(333.9)	(338.1)
Operating profit		32.6	31.8
Net finance costs	11	(132.2)	(132.7)
Profit before tax		(99.6)	(100.9)

Reconciliation to Adjusted EBITDA:
Profit before tax		(99.6)	(100.9)
Finance costs	11	144.7	135.6
Finance income	11	(12.5)	(2.9)
Depreciation of property, plant and equipment	15	32.8	34.1
Amortisation of intangible assets	14	356.3	362.4
Exceptional items (reported in Operating profit)	7	161.4	195.4
Share-based compensation charge	8	70.0	25.0
Product development intangible costs capitalised	14	(10.3)	(14.6)
Foreign exchange credit		19.5	20.4
Adjusted EBITDA		662.3	654.5
1 The comparatives for the six months to 30 April 2018 have been restated to reflect the divestiture of the SUSE business segment (note 24).

Notes to the consolidated interim financial statements (unaudited)

5.
Segmental reporting (continued)
For the reportable segment, the total assets were $17,065.4m and the total liabilities were $10,159.8m as at 30 April 2019.

6.
Analysis of revenue

Revenue from contracts with customers
	Six months ended 30 April 2019 (unaudited)	Six months ended 30 April 2018 (unaudited)
	$m	$m
Revenue from contracts with customers	1,657.1	1,791.3

Being:
Recognised over time:
Maintenance revenue	1,054.3	1,088.3
SaaS & other recurring revenue	143.1	158.3
	1,197.4	1,246.6
Recognised at point in time:
Licence revenue	343.7	396.3
Consulting revenue	116.0	148.4
	459.7	544.7

Total revenue	1,657.1	1,791.3

By Product
Set out below is an analysis of revenue recognised between the principal product portfolios for the six months ended 30 April 2019 with comparatives:

	Licence $m	Maintenance $m	Consulting $m	SaaS & other recurring $m	Total $m
Six months ended 30 April 2019 (unaudited):
Micro Focus Product Portfolio
Application Modernisation & Connectivity	72.0	163.1	5.5	-	240.6
Application Delivery Management	63.0	246.5	10.4	42.5	362.4
IT Operations Management	108.0	344.4	67.0	6.2	525.6
Security	69.1	210.0	24.4	19.2	322.7
Information Management & Governance	31.6	94.0	8.7	75.7	210.0
Subtotal	343.7	1,058.0	116.0	143.6	1,661.3
Deferred revenue haircut	-	(3.7)	-	(0.5)	(4.2)
Total Micro Focus Product Portfolio	343.7	1,054.3	116.0	143.1	1,657.1

	Licence $m	Maintenance $m	Consulting $m	SaaS & other recurring $m	Total $m
Six months ended 30 April 2018 (unaudited):
Micro Focus Product Portfolio
Application Modernisation & Connectivity	73.2	167.9	5.8	-	246.9
Application Delivery Management	65.8	258.4	17.9	49.5	391.6
IT Operations Management	132.5	362.2	80.8	7.1	582.6
Security	93.3	220.1	32.2	16.8	362.4
Information Management & Governance	31.5	100.7	13.1	89.2	234.5
Subtotal	396.3	1,109.3	149.8	162.6	1,818.0
Deferred revenue haircut	-	(21.0)	(1.4)	(4.3)	(26.7)
Total Micro Focus Product Portfolio	396.3	1,088.3	148.4	158.3	1,791.3

Notes to the consolidated interim financial statements (unaudited)

7.
Exceptional items
	Six months ended 30 April 2019 (unaudited)	Six months ended 30 April 2018 (unaudited)
Reported within Operating profit:	$m	$m
Integration costs	136.9	120.6
Acquisition costs	2.6	3.3
Property related costs	10.6	10.8
Severance and legal costs	15.7	60.7
Gain on disposal of Atalla	(4.4)	-
Exceptional costs before tax	161.4	195.4

Tax:
Tax effect of exceptional items	(29.1)	(39.0)
Tax exceptional item	-	(690.2)
	(29.1)	(729.2)

Exceptional costs after tax	132.3	(533.8)

Integration costs
Integration costs of $136.9m for the six months ended 30 April 2019 (six months ended 30 April 2018: $120.6m) arose from the work being done in integrating the HPE Software business into Micro Focus. Other activities include system and processes integration costs.

Acquisition costs
The acquisition costs of $2.6m the six months ended 30 April 2019 related to acquisition of Interset Software Inc. (note 25) (six months ended 30 April 2018 : $3.3m related to the finalisation of the HPE Software business acquisition costs and the costs of the acquisition of COBOL-IT and SAS).

Property related costs
Property related costs of $10.6m for the six months ended 30 April 2019 (six months ended 30 April 2018: $10.8m) relate to the assessment and reassessment of leases on empty or sublet properties held by the Group, in particular in North America and the cost of site consolidations.

Severance and legal costs
Severance and legal costs of $15.7m for the six months ended 30 April 2019 (six months ended 30 April 2018: $60.7m) and relate mostly to termination costs for employees after acquisition relating to the integration of the HPE Software business into Micro Focus.

Gain on disposal
Gain on disposal of $4.4m for the six months ended 30 April 2019 (six months ended 30 April 2018: $nil) relates to Atalla business disposal (note 24).

Tax
The tax effect of exceptional items on the income statement is a credit of $29.1m for the six months ended 30 April 2019 (2018: $729.2m credit). The exceptional tax credit of $690.2m in the six months ended 30 April 2018 relates to the impact of US tax reforms, comprised of a credit of $934.0m in respect of the re-measurement of deferred tax liabilities and a transition tax charge of $243.8m payable over eight years.

8.
Share-based payments
	Six months ended 30 April 2019 (unaudited)	Restated 1 Six months ended 30 April 2018 (unaudited)
	$m	$m
Share-based compensation – IFRS 2 charge	57.1	33.7
Employer taxes	12.9	(8.7)
	70.0	25.0
1 The comparatives for the 12 months to 30 April 2018 have been restated to reflect the divestiture of the SUSE business segment (note 24).

The total share-based compensation charge for the Group, including the discontinued operation was $72.5m for the six months ended 30 April 2019 (six months ended 30 April 2018: $28.2m). As at 30 April 2019, accumulated employer taxes of $9.5m (30 April 2018: $9.9m) is included in trade and other payables and $1.2m (30 April 2018: $1.5m) is included in other non-current liabilities.

Notes to the consolidated interim financial statements (unaudited)

9.
Dividends
	Six months ended 30 April 2019 (unaudited)	Six months ended 30 April 2018 (unaudited)
Equity - ordinary	$m	$m
Final paid 58.33 cents per ordinary share	240.7	-
Interim paid 34.60 cents per ordinary share	-	156.2
	240.7	156.2

The directors announce an interim dividend of 58.33 cents per share payable on 30 September 2019 to shareholders who are registered at 6 September 2019. This interim dividend, amounting to $200m has not been recognised as a liability as at 30 April 2019.

10.
Earnings per share
The calculation of the basic earnings per share has been based on the earnings attributable to owners of the parent and the weighted average number of shares for each period.

Reconciliation of the earnings and weighted average number of shares:
	Six monthsended30 April 2019 (unaudited)	Restated1Six months ended30 April 2018 (unaudited)
Earnings ($m)
Profit for the period from continuing operations	(78.3)	600.0
Profit for the period from discontinued operations	1,475.4	19.7
Profit for the period	1,397.1	619.7

Number of shares (‘m)
Weighted average number of shares	416.6	435.8
Dilutive effects of shares	16.3	17.1
	432.9	452.9
Earnings per share
CENTS
Basic earnings per share
Continuing operations	(18.79)	137.72
Discontinued operation	354.12	4.54
Total Basic earnings per share	335.32	142.26

Diluted earnings per share
Continuing operations	(18.79)	132.54
Discontinued operation	340.82	4.36
Total Diluted earnings per share	322.74	136.90

PENCE
Basic earnings per share
Continuing operations	(14.52)	100.28
Discontinued operation	273.64	3.30
Total Basic earnings per share	259.12	103.58

Diluted earnings per share
Continuing operations	(14.52)	96.50
Discontinued operations	263.37	3.17
Total Diluted earnings per share	249.39	99.67

Earnings attributable to ordinary shareholders ($m)
From continuing operations	(78.3)	600.0
Excluding non-controlling interests	-	0.3
Profit for the period from continuing operations	(78.3)	600.3
From discontinued operation	1,475.4	19.7
	1,397.1	620.0
Average exchange rate	$1.29 / £1	$1.37 / £1
1 The comparatives for the six months to 30 April 2018 have been restated to reflect the divestiture of the SUSE business segment (note 24).
The weighted average number of shares excludes treasury shares that do not have dividend rights.
Notes to the consolidated interim financial statements (unaudited)

11.
Finance income and finance costs
	Six months ended 30 April 2019 (unaudited)	Six months ended 30 April 2018 (unaudited)
	$m	$m
Finance costs
Interest on bank borrowings	115.7	103.8
Commitment fees	0.9	1.3
Amortisation of facility costs and original issue discounts	23.3	23.3
Finance costs on bank borrowings	139.9	128.4
Net interest expense on retirement obligations (note 21)	1.2	1.1
Finance lease expense	1.0	1.2
Interest rate swaps: cash flow hedges, transfer from equity	-	4.5
Other	2.6	0.4
Total	144.7	135.6

Finance income
Bank interest	6.6	0.6
Interest on non-plan pension assets (note 21)	0.1	0.1
Interest rate swaps: cash flow hedges, transfer to equity	5.7	-
Other	0.1	2.2
Total	12.5	2.9

Net finance cost	132.2	132.7

12.
Taxation
Tax for the six month period ended 30 April 2019 was a credit of $21.3m (30 April 2018: credit of $700.9m) with the Group’s Effective Tax Rate (“ETR”) being 21.4% (30 April 2018: 694.6%).

The Group realised benefits in relation to intra-Group financing of $12.8m for the six months ended 30 April 2019 (six months ended 30 April 2018: $16.8m). The benefits mostly relate to arrangements put in place to facilitate the acquisitions of the HPE Software business, TAG and Serena.

The Group’s cash taxes paid in the six months ended 30 April 2019 were $39.1m (30 April 2018: $71.0m). Cash taxes are lower than the prior year comparative period primarily due to the timing of instalment payments.

The Group is recognising a short-term current tax liability of $401.0m (30 April 2018: $49.9m), a long-term current tax liability relating to US tax of $119.7m (30 April 2018: $171.2m) and a current tax receivable of $nil (30 April 2018: $11.9m). The long-term current tax liability relates to US tax reforms announced in 2018 and is payable in instalments over eight years to 2026. Within current tax liabilities is $77.5m (30 April 2018: $42.3m) in respect of provisions for uncertain tax positions, the majority of which relate to the risk of challenge from local tax authorities to the transfer pricing arrangements of the group. The Group does not anticipate that there will be any material change to these provisions in the next 12 months. Due to the uncertainty associated with such tax items, it is possible that at a future date, on conclusion of open tax matters, the final outcome may vary significantly.

The Group’s tax charge is subject to various factors, many of which are outside the control of the Group, including changes in local tax legislation, the OECD's Base Erosion and Profit Shifting project and the consequences of Brexit. On 25 April 2019 the EU Commission concluded that an element of the UK’s ‘Controlled Foreign Company’ legislation, specifically the ‘Financing Company Partial Exemption’ partially constituted illegal state aid. Similar to other international companies with UK activities, the Group has benefited from this legislation and therefore may be affected by this finding. The Group is currently reviewing the findings of the EU Commission and discussing the impact with both HMRC and advisors. The decision is subject to a potentially lengthy appeals process, and the Group will continue to monitor developments. Should the conclusion be upheld, Micro Focus has calculated that the maximum potential tax liability would be $60.3m. Based on its current assessment Micro Focus believes that no provision is required in respect of this issue. The UK legislation affected by this EU Commission finding was amended on 1 January 2019 to be compliant with EU law and therefore no longer impacts the Group and so no additional amounts will accrue in future periods that could be subject to the same challenge.

Notes to the consolidated interim financial statements (unaudited)

13.
Goodwill

		30 April 2019	30 April 2018	31 October 2018
Cost and Net book value	Note	$m	$m	$m
At 1 November / 1 May		6,805.0	7,934.1	2,828.6
Acquisitions	25	34.2	(238.3)	4,863.9
Reclassification to assets held for sale		-	-	(887.5)
At 30 April / 31 October		6,839.2	7,695.8	6,805.0

A segment-level summary of the goodwill allocation is presented below:
Micro Focus		6,839.2	6,836.2	6,805.0
SUSE		-	859.6	-
		6,839.2	7,695.8	6,805.0

Goodwill acquired through business combinations has been allocated to a cash generating unit (“CGU”) for the purpose of impairment testing.

The goodwill arising in the six months ended 30 April 2019, related to the acquisition of Interset Software Inc. of $34.2m has been allocated to the Micro Focus CGU as this is consistent with the segment reporting that is used in internal management reporting. Of the additions to goodwill, materially all amounts are expected to be deductible for tax purposes.

The goodwill arising in the six months ended 30 April 2018 related to the acquisition of the HPE Software business of $(243.9)m (negative due to finalising fair value adjustments) and COBOL-IT, SAS (“COBOL-IT”) $5.6m, has been allocated to the Micro Focus CGU as this is consistent with the segment reporting that is used in internal management reporting. Of the additions to goodwill, there is no amount expected to be deductible for tax purposes.

The goodwill arising in the 18 months ended 31 October 2018 related to the acquisition of the HPE Software business of $4,858.3m and COBOL-IT, SAS (“COBOL-IT”) $5.6m, have been allocated to the Micro Focus CGU as this is consistent with the segment reporting that is used in internal management reporting. Of the additions to goodwill, there is no amount expected to be deductible for tax purposes.

An impairment test is a comparison of the carrying value of the assets of the CGU with their recoverable amount, where the recoverable amount is less than the carrying value, an impairment results. The Group carries out its annual impairment testing at 31 October each year. As at 30 April 2019 there were no impairment indicators identified.

Notes to the consolidated interim financial statements (unaudited)

14.
Other intangible assets
			Purchased intangibles
	Purchased software	Product development costs	Technology	Trade names	Customer relationships	Lease contracts	Total
	$m	$m	$m	$m	$m	$m	$m
Net book value
At 1 November 2017	92.5	54.1	1,887.8	378.7	4,772.1	14.6	7,199.8
Continuing operations:
Acquisition – HPE Software business	-	-	34.0	(25.0)	258.0	-	267.0
Acquisition – COBOL-IT	-	-	1.5	0.1	12.3	-	13.9
Additions	38.9	14.6	-	-	-	-	53.5
Additions – external consultants	-	0.4	-	-	-	-	0.4
Amortisation charge for the period	(10.1)	(14.2)	(117.8)	(9.8)	(209.1)	(1.4)	(362.4)
Exchange adjustments	(0.2)	(0.3)	-	-	-	-	(0.5)

Discontinued operation:
Amortisation charge for the period	(1.0)	-	(5.0)	(3.4)	(6.3)	-	(15.7)
At 30 April 2018	120.1	54.6	1,800.5	340.6	4,827.0	13.2	7,156.0

Net book value
At 1 May 2017	3.7	49.1	175.9	200.8	659.9	-	1,089.4

Continuing operations :
Acquisition – HPE Software business	72.8	-	1,809.0	163.0	4,480.0	15.0	6,539.8
Acquisition – COBOL-IT	-	-	1.5	0.1	12.3	-	13.9
Acquisition – Covertix	2.5	-	-	-	-	-	2.5
Additions	46.8	44.3	-	-	-	-	91.1
Additions – external consultants	-	1.0	-	-	-	-	1.0
Amortisation charge for the period	(30.7)	(42.0)	(280.5)	(26.7)	(519.9)	(3.2)	(903.0)
Exchange adjustments	0.4	-	-	-	-	-	0.4

Discontinued operation:
Amortisation charge for the period	(0.8)	-	(13.4)	(9.1)	(16.9)	-	(40.2)
Reclassification to current assets classified as held for sale	(3.7)	-	(12.9)	(109.3)	(39.7)	-	(165.6)
At 31 October 2018	91.0	52.4	1,679.6	218.8	4,575.7	11.8	6,629.3

Net book value
At 1 November 2018	91.0	52.4	1,679.6	218.8	4,575.7	11.8	6,629.3
Acquisition - Interset Software Inc. (note 25)	-	-	44.5	4.2	12.5	-	61.2
Additions	7.7	10.3	-	-	-	-	18.0
Additions – external consultants	-	0.2	-	-	-	-	0.2
Amortisation charge for the period	(9.8)	(12.6)	(94.1)	(10.6)	(219.5)	(9.7)	(356.3)
Exchange adjustments	0.5	-	-	-	-	-	0.5
At 30 April 2019	89.4	50.3	1,630.0	212.4	4,368.7	2.1	6,352.9

Intangible assets, with the exception of purchased software and internally generated product development costs, relate to identifiable assets purchased as part of the Group's business combinations. Intangible assets are amortised on a straight-line basis over their expected useful economic life.

Expenditure totalling $18.2m (18 months to 31 October 2018: $92.2m) was made in the six months ended 30 April 2019, including $10.5m in respect of development costs and $7.7m of purchased software, of which $12.8m has been settled in cash and $5.4m has been accrued for. Of the $10.5m (18 months to 31 October 2018: $45.3m) of additions to product development costs, $10.3m (18 months to 31 October 2018: $44.3m) relates to internal product development costs and $0.2m (18 months to 31 October 2018: $1.0m) to external consultants' product development costs.

The acquisition of Interset Software Inc. in the six months ended 30 April 2019 gave rise to an addition of $61.2m to purchased intangibles. The acquisitions of the HPE Software business and COBOL-IT in the 18 months ended 31 October 2018 gave rise to an addition of $6,480.9m to purchased intangibles.

Notes to the consolidated interim financial statements (unaudited)

14.
Other intangible assets continued
At 30 April 2019, the unamortised lives of technology assets were in the range of two to 10 years, customer relationships in the range of one to 10 years and trade names in the range of 10 to 20 years.

	Six months ended 30 April 2019	Six months ended 30 April 2018	18 months ended 31 October 2018
For continuing operations:	$m	$m	$m
Cost of sales:
- amortisation of product development costs	12.6	14.2	42.0
- amortisation of acquired purchased technology	94.1	117.8	280.5
Selling and distribution:
- amortisation of acquired purchased trade names, customer relationships and lease contracts	239.8	220.3	549.8
Administrative expenses:
- amortisation of purchased software	9.8	10.1	30.7
Total amortisation charge for the period	356.3	362.4	903.0
Research and development:
- capitalisation of product development costs	10.3	14.6	44.3

15.
Property, plant and equipment

	Freehold land	Leasehold	Computer	Fixtures
	and buildings	improvements	equipment	and fittings	Total
Net book value	$m	$m	$m	$m	$m
At 1 November 2017	32.7	53.0	87.3	27.3	200.3
Continuing operations:
Acquisitions – HPE Software business	(15.5)	11.1	0.5	0.3	(3.6)
Acquisitions – COBOL-IT	-	-	0.1	-	0.1
Additions	(0.2)	5.4	15.7	2.0	22.9
Disposals	-	(0.6)	-	(1.0)	(1.6)
Depreciation charge for the period	(0.6)	(7.5)	(21.0)	(5.0)	(34.1)
Exchange adjustments	0.6	0.5	1.2	(0.8)	1.5
Discontinued operation:
Depreciation charge for the period	-	-	(1.9)	-	(1.9)
At 30 April 2018	17.0	61.9	81.9	22.8	183.6

At 1 May 2017	12.5	14.5	10.6	3.4	41.0
Continuing operations:
Acquisitions – HPE Software business	-	56.6	79.5	24.0	160.1
Acquisitions – COBOL-IT	-	-	0.1	-	0.1
Additions	-	10.4	33.3	6.4	50.1
Disposals	-	(3.4)	(0.2)	(1.0)	(4.6)
Depreciation charge for the period	(0.5)	(26.3)	(50.7)	(11.1)	(88.6)
Exchange adjustments	0.1	(2.3)	(1.8)	0.2	(3.8)
Discontinued operation:
Additions	-	0.1	2.0	-	2.1
Disposals	-	-	(0.1)	-	(0.1)
Depreciation charge for the period	-	(2.7)	(2.6)	(1.3)	(6.6)
Exchange adjustments	-	0.1	0.1	0.2	0.4
Reclassification to current assets classified as held for sale	-	(2.1)	(3.5)	(0.2)	(5.8)
At 31 October 2018	12.1	44.9	66.7	20.6	144.3

At 1 November 2018	12.1	44.9	66.7	20.6	144.3
Acquisition – Interset Software Inc. (note 25)	-	-	0.2	0.1	0.3
Additions	-	16.3	9.1	1.4	26.8
Disposals	-	(1.6)	(1.9)	(0.1)	(3.6)
Depreciation charge for the period	(0.2)	(7.9)	(19.6)	(5.1)	(32.8)
Exchange adjustments	0.3	0.2	0.4	0.4	1.3
At 30 April 2019	12.2	51.9	54.9	17.3	136.3

Notes to the consolidated interim financial statements (unaudited)

16.
Trade and other receivables

	30 April 2019	30 April 2018	31 October 2018
	$m	$m	$m
Trade receivables	765.2	1,130.6	1,089.6
Less: provision for impairment of trade receivables	(44.8)	(20.0)	(41.9)
Trade receivables net	720.4	1,110.6	1,047.7
Prepayments	72.7	78.7	60.0
Other receivables	63.8	89.5	79.0
Accrued income	80.3	61.5	85.3
Total	937.2	1,340.3	1,272.0

At 30 April 2019, 30 April 2018 and 31 October 2018, the carrying amount approximates to the fair value.

17.
Trade and other payables

	30 April 2019	30 April 2018	31 October 2018
	$m	$m	$m
Trade payables	66.0	82.8	46.1
Tax and social security	51.8	56.2	46.5
Accruals	490.6	466.9	584.3
Total	608.4	605.9	676.9

At 30 April 2019, 30 April 2018 and 31 October 2018, the carrying amount approximates to the fair value. Accruals include vacation, payroll and employee taxes $91.9m (31 October 2018: $147.0m), commission and employee bonuses $74.0m (31 October 2018: $162.7m), integration expenses $68.8m (31 October 2018: $44.5m) and consulting and audit fees $21.7m (31 October 2018: $30.3m).

18.
Borrowings

	30 April 2019	30 April 2018	31 October 2018
	$m	$m	$m
Term loans secured	4,777.0	5,057.0	4,996.9
Unamortised prepaid facility arrangement fees and original issue discounts	(127.8)	(175.5)	(151.0)
	4,649.2	4,881.5	4,845.9

	30 April 2019			30 April 2018			31 October 2018
	Term loan secured	Unamortised prepaid facility arrangement fees and original issue discounts	Total	Term loan secured	Unamortised prepaid facility arrangement fees and original issue discounts	Total	Term loan secured	Unamortised prepaid facility arrangement fees and original issue discounts	Total
Reported within:	$m	$m	$m	$m	$m	$m	$m	$m	$m
Current liabilities	-	-	-	50.7	(17.7)	33.0	50.3	(46.6)	3.7
Non-current liabilities	4,777.0	(127.8)	4,649.2	5,006.3	(157.8)	4,848.5	4,946.6	(104.4)	4,842.2
	4,777.0	(127.8)	4,649.2	5,057.0	(175.5)	4,881.5	4,996.9	(151.0)	4,845.9

In April 2019, early repayments of $200.0m in total were made against the existing term loans, utilising some of the proceeds from the sale of the SUSE business. As a result of this no further repayments are expected within the next 12 months. The term of the loans remains unchanged.

Notes to the consolidated interim financial statements (unaudited)

18.
Borrowings continued

The following Facilities were drawn as at 30 April 2019:

●          The $1,414.7m senior secured term loan B-2 issued by MA FinanceCo LLC is priced at LIBOR plus 2.25% (subject to a LIBOR floor of 0.00%);
●          The $2,486.3m senior secured seven-year term loan B issued by Seattle SpinCo. Inc. is priced at LIBOR plus 2.50% (subject to a LIBOR floor of 0.00%) with an original issue discount of 0.25%;
●          The $368.2m senior secured seven-year term loan B-3 issued by MA FinanceCo LLC is priced at LIBOR plus 2.50% (subject to a LIBOR floor of 0.00%) with an original issue discount of 0.25%; and
●          The €452.8m (equivalent to $507.8m) senior secured seven-year term loan B issued by MA FinanceCo LLC is priced at EURIBOR plus 2.75% (subject to a EURIBOR floor of 0.00%) with an original issue discount of 0.25%

The following Facilities were undrawn as at 30 April 2019:

●          senior secured revolving credit facility of $500.0m, ("Revolving Facility"), with an interest rate of 3.25% above LIBOR on amounts drawn (and 0.375% on amounts undrawn) thereunder (subject to a LIBOR floor of 0.00%).

●

The only financial covenant attaching to these facilities relates to the Revolving Facility, which is subject to an aggregate net leverage covenant only in circumstances where more than 35% of the Revolving Facility is outstanding at a fiscal quarter end. At 30 April 2019, $nil of the Revolving Facility was drawn together with $4,777.0m of Term Loans giving gross debt of $4,777.0m drawn. As a covenant test is only applicable when the Revolving Facility is drawn down by 35% or more, and $nil of Revolving Facility was drawn at 30 April 2019, no covenant test is applicable.

The movements on the Group term loans in the period were as follows:
	Term Loan B-2	Term Loan B-3	Seattle Spinco Term Loan	Euro Term Loan B	Revolving Facility	Total
	$m	$m	$m	$m	$m	$m
At 1 November 2017	1,515.2	385.0	2,600.0	547.5	-	5,047.7
Repayments	(3.8)	(1.0)	(6.5)	(1.4)	-	(12.7)
Foreign exchange	-	-	-	22.0	-	22.0
At 30 April 2018	1,511.4	384.0	2,593.5	568.1	-	5,057.0

At 1 May 2017	1,515.2	-	-	-	80.0	1,595.2
Acquisitions	-	-	2,600.0	-	-	2,600.0
Draw downs	-	385.0	-	523.8	135.0	1,043.8
Repayments	(11.4)	(2.9)	(19.5)	(4.1)	(215.0)	(252.9)
Foreign exchange	-	-	-	10.8	-	10.8
At 31 October 2018	1,503.8	382.1	2,580.5	530.5	-	4,996.9

At 1 November 2018	1,503.8	382.1	2,580.5	530.5	-	4,996.9
Repayments	(89.1)	(13.9)	(94.2)	(15.4)	-	(212.6)
Foreign exchange	-	-	-	(7.3)	-	(7.3)
At 30 April 2019	1,414.7	368.2	2,486.3	507.8	-	4,777.0

Borrowings are stated after deducting unamortised prepaid facility fees and original issue discounts. Facility arrangement costs and original issue discounts are amortised between three and six years. The fair value of borrowings equals their carrying amount.

Notes to the consolidated interim financial statements (unaudited)

19.
Financial instruments- Fair value measurement
For trade and other receivables, cash and cash equivalents, trade and other payables, obligations under finance leases and provisions, fair values approximate to book values due to the short maturity periods of these financial instruments. For trade and other receivables, allowances are made within book value for credit risk.

Derivative financial instruments measured at fair value are classified as level 2 in the fair value measurement hierarchy as they have been determined using significant inputs based on observable market data. The fair values of interest rate derivatives are derived from forward interest rates based on yield curves observable at the balance sheet date together with the contractual interest rates. There were no transfers of assets or liabilities between levels of the fair value hierarchy during the period.

The Group has four interest rate swaps which are designated in a hedge relationship and also utilised a forward exchange contract to fix the Sterling equivalent on the May 2019 Return of Value to shareholders (note 22). The forward contract was not designated as a formal hedge and matured for delivery on 10 May 2019. A fair value was provided by a third-party bank as at 30 April 2019.

	30 April 2019	30 April 2018	31 October 2018
	$m	$m	$m
Derivative financial instruments- non-current asset – interest rate swaps	17.4	73.7	86.4
Derivative financial instruments- current asset – forward exchange contract	12.4	-	-
	29.8	73.7	86.4

Derivative financial instruments
Derivatives are only used for economic hedging purposes and not as speculative investments. Four interest rate swaps are in place with a total notional value of $2.25bn to hedge against the impact of potential rises in interest rates until 30 September 2022. The swaps are designated against the $2,486.3m loan issued by Seattle SpinCo. Inc. and the notional value covers 52.7% of the overall dollar loan principal outstanding for the Group.

The swap contracts require settlement of net interest receivable or payable on a monthly basis. The fixed interest rate for each swap is 1.949 % and the Group receives a variable rate in line with LIBOR. The Seattle loan is priced at LIBOR (with a floor) plus a current margin of 2.50% with the swaps aimed at addressing the risk of a rising LIBOR element.  As such, the total interest cost of the hedged element of the Seattle loan is 4.44%. For the period to 30 April 2019, net interest received for the swaps amounted to $5.7m. For the life of the swap, net interest received amounted to $2.3m.

Hedge effectiveness is determined at the inception of the hedge relationship, and through periodic effectiveness assessments (adjusted for credit risk) to ensure that an economic relationship exists between the hedged item and the hedging instrument. The testing determined that the hedge was highly effective throughout the financial reporting period for which the hedge was designated.

The impact of changes in the fair value of interest rate swaps in the six months ended 30 April 2019 is shown in the Consolidated statement of comprehensive income. Note 23 shows the derivative financial instruments relating to hedging transactions entered into in the period ended 30 April 2019 (other reserves).

	30 April 2019	30 April 2018	31 October 2018
	$m	$m	$m
Carrying amount	17.4	73.7	86.4
Notional amount (4 x $562.5m)	2,250.0	2,250.0	2,250.0
Maturity date	30 September 2022	30 September 2022	30 September 2022
Change in fair value of outstanding hedging instruments	(69.0)	71.9	86.4
Change in value of hedging instruments adjusted for credit risk	(69.2)	72.6	84.7

Notes to the consolidated financial statements (unaudited) continued

20.
Provisions

	30 April 2019	30 April 2018	31 October 2018
	$m	$m	$m
Onerous leases and dilapidations	36.5	26.0	35.1
Restructuring and integration	35.6	59.3	50.7
Legal	7.7	35.3	7.0
Other	1.5	-	-
	81.3	120.6	92.8

Current	44.3	72.7	57.4
Non-current	37.0	47.9	35.4
	81.3	120.6	92.8

	Onerous Leases and dilapidations	Restructuring	Legal	Other	Total
	$m	$m	$m	$m	$m
At 1 November 2018	35.1	50.7	7.0	-	92.8

Acquisitions – Interset Software Inc. (note 25)	-	-	-	0.7	0.7
Additional provision in the period	7.4	21.4	0.7	1.5	31.0
Released	(0.8)	(7.4)	-	-	(8.2)
Utilisation of provision	(5.4)	(29.1)	-	(0.7)	(35.2)
Exchange adjustments	0.2	-	-	-	0.2
At 30 April 2019	36.5	35.6	7.7	1.5	81.3

Current	13.1	22.0	7.7	1.5	44.3
Non-current	23.4	13.6	-	-	37.0
Total	36.5	35.6	7.7	1.5	81.3

	Onerous Leases and dilapidations	Restructuring	Legal	Other	Total
	$m	$m	$m	$m	$m
At 1 November 2017	24.9	53.8	3.5	0.1	82.3

Acquisitions – HPE Software business	-	-	36.4	-	36.4
Additional provision in the period	3.6	137.4	-	-	141.0
Released	(0.8)	(0.2)	-	-	(1.0)
Utilisation of provision	(1.7)	(131.6)	(4.7)	(0.1)	(138.1)
Exchange adjustments	-	(0.1)	0.1	-	-
At 30 April 2018	26.0	59.3	35.3	-	120.6

Current	3.2	56.9	12.6	-	72.7
Non-current	22.8	2.4	22.7	-	47.9
Total	26.0	59.3	35.3	-	120.6

Notes to the consolidated financial statements (unaudited) continued

20.
Provisions continued
	Onerous Leases and dilapidations	Restructuring	Legal	Other	Total
	$m	$m	$m	$m	$m
At 1 May 2017	16.3	12.1	3.2	0.5	32.1
Continuing operations:
Acquisitions – HPE Software business	11.3	21.4	36.5	-	69.2
Additional provision in the period	17.7	133.4	1.4	-	152.5
Released	(3.9)	(3.7)	(4.7)	(0.4)	(12.7)
Utilisation of provision	(5.6)	(110.1)	(29.3)	(0.1)	(145.1)
Exchange adjustments	(0.7)	(2.4)	(0.1)	-	(3.2)

Discontinued operation:
Additional provision in the period	2.8	0.2	-	-	3.0
Reclassification to liabilities classified as held for sale	(2.8)	(0.2)	-	-	(3.0)

At 31 October 2018	35.1	50.7	7.0	-	92.8

Current	11.2	39.2	7.0	-	57.4
Non-current	23.9	11.5	-	-	35.4
Total	35.1	50.7	7.0	-	92.8

Onerous leases and dilapidations provisions
The onerous lease and dilapidations provision relates to leased Group properties and this position is expected to be fully utilised within eight years. The provision increased by $7.4m in the six months ended 30 April 2019, mainly across European and US sites, as the property portfolio was reassessed, including planned site vacations.

Restructuring provisions
Restructuring provisions relate to severance resulting from headcount reductions. The majority of provisions are expected to be fully utilised within 12 months. Restructuring costs are reported within exceptional costs (note 7).

Legal provisions
Legal provisions include the directors’ best estimate of the likely outflow of economic benefits associated with ongoing legal matters.

Other provisions
Other provisions during the six months ended 30 April 2019 relate to interest on uncertain tax provisions of $1.5m.

21.
Retirement benefit obligations

	30 April 2019	30 April 2018	31 October 2018
	$m	$m	$m
Within non-current assets
Long-term pension assets	17.3	25.7	16.7

Within non-current liabilities
Retirement benefit obligations	(114.2)	(115.0)	(110.4)

As of 30 April 2019, there are 30 defined benefit plans in 10 countries around the world (31 October 2018: 30). Some of the plans are final salary pension plans, which provide benefits to members in the form of a guaranteed level of pension payable for life in the case of retirement, disability and death. The level of benefits provided depends not only on the final salary but also on members’ length of service, social security ceiling and other factors. Final pension entitlements are calculated by local administrators in the applicable country. They also complete calculations for cases of death in service and disability. Other plans include termination or retirement indemnity plans or other types of statutory plans that provide a one-time benefit at termination. Where required by local or statutory requirements, some of the schemes are governed by an independent Board of Trustees that is responsible for the investment strategies with regard to the assets of the funds, however, other schemes are administered locally with the assistance of local pension experts. Not all of our plans are closed for new membership. The Group sponsors 13 plans that are open to new members, all of which are termination or retirement indemnity plans or statutory plans providing a one-time benefit at termination, retirement or death or disability. As a result of the acquisition of the HPE Software business, the Group participates in multi-employer defined benefit plans in Switzerland and Japan. These plans are accounted for as defined benefit plans.

Notes to the consolidated financial statements (unaudited) continued

21.
Retirement benefit obligations continued

Long-term pension assets
Long-term pension assets relate to the contractual arrangement under insurance policies held by the Group with guaranteed interest rates that do not meet the definition of a qualifying insurance policy as they have not been pledged to the plan or beneficiaries and are subject to the creditors of the Group. Such non-plan asset arrangements are recorded in the consolidated statement of financial position as long-term pension assets. These contractual arrangements are treated as available-for-sale financial assets since there is not an exact matching of the amount and timing of some or all of the benefits payable under the defined benefit plan. Movement in the fair value of long-term pension assets is included in other comprehensive income. All such non-plan assets are held in Germany.

The movement on the long-term pension asset is as follows:

	30 April 2019	30 April 2018	31 October 2018
	$m	$m	$m
As at 1 November / 1 May	16.7	23.7	22.0
Reclassification to assets held for sale	0.1	-	(1.5)
Interest on non-plan assets (note 11)	0.1	0.1	0.6
Benefits paid	(0.1)	(0.1)	(0.2)
Contributions	0.3	0.3	0.5

Included within other comprehensive income:
- Change in fair value assessment	0.4	0.6	(6.1)
- Actuarial (loss)/gain on non-plan assets	-	-	0.3
- Reclassification from defined contribution scheme to defined benefit scheme	-	-	-
	0.4	0.6	(5.8)

Foreign currency exchange (loss)/gain	(0.2)	1.1	1.1
As at 30 April / 31 October	17.3	25.7	16.7

Included within other comprehensive income:
Continuing operations	0.3	0.9	(5.3)
Discontinued operation	0.1	(0.3)	(0.5)
	0.4	0.6	(5.8)

The following amounts have been included in the consolidated statement of comprehensive income for defined benefit pension arrangements:

	Six months ended 30 April 2019	Restated1 Six months ended 30 April 2018
	$m	$m
Current service charge	4.6	5.4
Past service credit	-	-
Charge to operating profit	4.6	5.4

Current service charge – discontinued operations	-	0.1

Interest on pension scheme liabilities	2.1	2.1
Interest on pension scheme assets	(0.9)	(1.0)
Charge to finance costs (note 11)	1.2	1.1

Total charge to profit for the period	5.8	6.6
1 The comparatives for the six months to 30 April 2018 have been restated to reflect the divestiture of the SUSE business segment (note 24).

The contributions for the year ended 31 October 2019 are expected to be broadly in line with the 18 months to 31 October 2018 on an annualised basis. We fund our schemes so that we make at least the minimum contributions required by local government, funding and taxing authorities.

Notes to the consolidated financial statements (unaudited) continued

21.
Retirement benefit obligations continued

The following amounts have been recognised as movements in the statement of other comprehensive income:

	Six months ended 30 April 2019	Six months ended 30 April 2018	18 months ended 31 October 2018
	$m	$m	$m
Actuarial return on assets excluding amounts included in interest income	6.2	(0.7)	0.6

Re-measurements – actuarial (gains) and losses:
- Demographic	-	-	0.3
- Financial	(8.1)	(8.2)	(11.1)
- Experience	0.5	0.1	1.9
	(7.6)	(8.1)	(8.9)

Reclassification from defined contribution scheme to defined benefit scheme	-	-	(2.1)

Movement in the period	(1.4)	(8.8)	(10.4)

Continuing operations	(1.3)	(8.8)	(8.9)
Discontinued operation	(0.1)	-	(1.5)
	(1.4)	(8.8)	(10.4)

The weighted average key assumptions used for the valuation of the schemes were:

	Six months ended 30 April 2019	Six months ended 30 April 2018	18 months ended 31 October 2018
Rate of increase in final pensionable salary	2.63%	2.23%	2.61%
Rate of increase in pension payments	1.99%	1.81%	1.99%
Discount rate	1.75%	1.86%	1.92%
Inflation	1.89%	2.00%	1.89%

The mortality assumptions for the pension schemes are set based on actuarial advice in accordance with published statistics and experience in the territory.

	30 April 2019			30 April 2018			31 October 2018
	Funded	Unfunded	Total	Funded	Unfunded	Total	Funded	Unfunded	Total
	$m	$m	$m	$m	$m	$m	$m	$m	$m
Present value of obligations	224.3	8.3	232.6	228.4	7.6	236.0	213.3	7.9	221.2
Fair value of plan assets	(118.4)	-	(118.4)	(121.0)	-	(121.0)	(110.8)	-	(110.8)
	105.9	8.3	114.2	107.4	7.6	115.0	102.5	7.9	110.4

Notes to the consolidated financial statements (unaudited) continued

21.
Retirement benefit obligations continued

The defined benefit obligation has moved as follows:

	30 April 2019			30 April 2018			31 October 2018
	Defined benefit obligations	Scheme assets	Retirement benefit obligations	Defined benefit obligations	Scheme assets	Retirement benefit obligations	Defined benefit obligations	Scheme assets	Retirement benefit obligations
	$m	$m	$m	$m	$m	$m	$m	$m	$m
At 1 November / 1 May	221.2	(110.8)	110.4	214.2	(116.5)	97.7	36.5	(5.7)	30.8
Acquisition of the HPE Software business	-	-	-	-	-	-	181.4	(110.0)	71.4
Reclassification to assets held for sale	0.5	(0.2)	0.3	-	-	-	(9.1)	3.6	(5.5)
Current service cost	4.6	-	4.6	5.5	-	5.5	12.9	-	12.9
Past service credit	-	-	-	-	-	-	(5.5)	-	(5.5)
Benefits paid	(1.9)	1.8	(0.1)	(2.4)	2.3	(0.1)	(9.6)	9.4	(0.2)
Contributions by plan participants	0.9	(0.9)	-	0.9	(0.9)	-	2.5	(2.3)	0.2
Contributions by employer	-	(2.2)	(2.2)	-	(1.5)	(1.5)	-	(4.0)	(4.0)
Interest cost/(income) (note 11)	2.1	(0.9)	1.2	2.1	(1.0)	1.1	5.3	(2.5)	2.8

Included within other comprehensive income:
Remeasurements – actuarial (gains)/losses:
 Demographic	-	-	-	-	-	-	(0.3)	-	(0.3)
 Financial	8.1	-	8.1	8.2	-	8.2	11.1	-	11.1
 Experience	(0.5)	-	(0.5)	(0.1)	-	(0.1)	(1.9)	-	(1.9)
 Actuarial return on assets excluding amounts included in interest income	-	(6.2)	(6.2)	-	0.7	0.7	-	(0.6)	(0.6)
Reclassification from defined contribution scheme to defined benefit scheme	-	-	-	-	-	-	5.5	(3.4)	2.1
	7.6	(6.2)	1.4	8.1	0.7	8.8	14.4	(4.0)	10.4

Foreign currency exchange changes	(2.4)	1.0	(1.4)	7.6	(4.1)	3.5	(7.6)	4.7	(2.9)
At 30 April / 31 October	232.6	(118.4)	114.2	236.0	(121.0)	115.0	221.2	(110.8)	110.4

  Alternative performance measures continued

Notes to the consolidated financial statements (unaudited) continued

22.
Share capital

Ordinary shares at 10 pence each as at 30 April 2019 (31 October 2018, 30 April 2018: 10 pence each)

	30 April 2019		30 April 2018		31 October 2018
	Shares	$m	Shares	$m	Shares	$m
Issued and fully paid
At 1 November /1 May	436,800,513	65.8	435,237,258	65.6	229,674,479	39.7
Shares issued to satisfy option awards	3,928,849	0.1	1,032,280	0.1	1,894,673	0.2
Shares utilised to satisfy option awards	(3,396,858)	-	-	-	-	-
Share reorganisation	(74,521,459)	(18.7)	-	-	(16,935,536)	(2.9)
Shares issued relating to acquisition of the HPE Software business	-	-	-	-	222,166,897	28.8
At 30 April / 31 October	362,811,045	47.2	436,269,538	65.7	436,800,513	65.8

“B” shares at 335.859391 pence each (31 October 2018: 168 pence)

	30 April 2019		30 April 2018		31 October 2018
	Shares	$m	Shares	$m	Shares	$m
Issued and fully paid
At 1 November / 1 May	-	-	-	-	-	-
Issue of B shares	413,784,754	1,800.0	-	-	229,799,802	500.0
Redemption of B shares	(413,784,754)	(1,800.0)	-	-	(229,799,802)	(500.0)
At 30 April / 31 October	-	-	-	-	-	-

Deferred D Shares at 10 pence each

	30 April 2019		30 April 2018		31 October 2018
	Shares	$m	Shares	$m	Shares	$m
Issued and fully paid
At 1 November / 1 May	-	-	-	-	-	-
Issue of Deferred shares	74,521,459	-	-	-	-	-
Cancellation of Deferred shares	(74,521,459)	-	-	-	-	-
At 30 April / 31 October	-	-	-	-	-	-

Share issuances during the six months to 30 April 2019
In the six months to 30 April 2019, 3,928,849 ordinary shares of 10 pence each (18 months to 31 October 2018: 1,894,673 ordinary shares of 10 pence) were issued and 3,396,858 treasury shares were utilised by the Company to settle exercised share options. The gross consideration received in the six months to 30 April 2019 was $0.6m (18 months to 31 October 2018: $5.8m). 222,166,897 ordinary shares of 10 pence each were issued by the Company as consideration for the acquisition of the HPE Software business in the 18 months ended 31 October 2018.

At 30 April 2019 19,532,742 treasury shares were held (31 October 2018: 9,858,205) such that the number of ordinary shares with voting rights was 343,278,303 (31 October 2018: 426,942,308) and the number of listed shares at 30 April 2019 was 362,811,045 (31 October 2018: 436,800,513).

Potential issues of shares
Certain employees hold options to subscribe for shares in the Company at prices ranging from nil pence to 1,963.00 pence under the following share option schemes approved by shareholders in 2005 and 2006: The Long-Term Incentive Plan 2005, the Additional Share Grants, the Sharesave Plan 2006 and the Employee Stock Purchase Plan 2006.

The number of shares subject to options at 30 April 2019 was 17,906,750 (31 October 2018: 18,156,060).

Notes to the consolidated interim financial statements (unaudited)

22.
Share capital (continued)

Share buy-back
On 29 August 2018, the company announced the start of a share buy-back programme for an initial tranche of up to $200 million which was extended on 5 November 2018 to a total value of $400 million (including the initial tranche). On 14 February 2019, the buy-back programme was extended into a third tranche of up to $110m up until the day before the AGM which took place on 29 March 2019 when the current buy-back authority approved by shareholders at the 2017 AGM to make market purchases of up to 65,211,171 ordinary shares expired.

In addition to purchasing ordinary shares on the London Stock Exchange Citi acquired American Depository Receipts representing ordinary shares ("ADRs") listed on the New York Stock Exchange which it cancelled for the underlying shares and then sold such shares to the Company.

In the six months ended 30 April 2019, ordinary shares have been bought back at a total cost of $343.4m. 15,145,932 ordinary shares were bought on the London Stock Exchange and 1,938,000 ADRs were purchased on the New York Stock Exchange. Under the share buy-back programme, the Group bought back a total of $510.0m of ordinary shares excluding expenses.

As at 31 October 2018, 9,858,205 ordinary shares had been bought back at a total cost of $171.7m. 8,567,659 ordinary shares were bought on the London Stock Exchange and 1,290,546 ADRs were purchased on the New York Stock Exchange.

Since the start of the share buy-back programme in August 2018, 26,942,137 ordinary shares were bought back at a total, excluding expenses $510.0m, being 23,713,591 ordinary shares on the London Stock Exchange and 3,228,546 ADRs purchased on the New York Stock Exchange. The average price was £14.63 per share.

Shares bought back under these programmes are held as treasury shares. During the six months ended 30 April 2019, 3,928,849 ordinary shares have been issued to satisfy share option awards. As at 30 April 2019, 19,532,742 treasury shares remain.

Return of Value
On 29 April 2019, a Return of Value was made to shareholders amounting to $1,800.0m (£1.389735 bn) in cash (335.859391 pence per existing Ordinary Share and American Depositary Shares (“ADS”) held at the Record Time of 6.00 pm on 29 April 2019). The Return of Value was approved by shareholders on 29 April 2019. The Return of Value was effected through an issue and redemption of B shares and resulted in a $1,800.0m increase in capital redemption reserve and a $1,800.0m reduction in the merger reserve. The Group entered into a forward exchange contract (note 19) to protect the Company from any foreign exchange movement and the resulting payment to shareholders of $1,800.0m incurred net transaction costs of $0.5m. The Return of Value was accompanied by a 0.8296 share consolidation and the share consolidation resulted in the issue of D deferred shares which were subsequently bought back for 1 pence, resulting in a transfer of $18.7m to the capital redemption reserve.

The settlement date was 13 May 2019 for the Ordinary Shares and as a result a B share liability of $1,800.0m is reflected.

On 31 August 2017 a Return of Value was made to shareholders amounting to $500.0m. The Return of Value was effected through an issue and redemption of B shares and resulted in a $500.0m increase in the capital redemption reserve, a $343.3m reduction in the merger reserve and a $156.7m reduction in share premium. 229,799,802 “B” shares were issued at 168 pence each, resulting in a total $500.0m being credited to the “B” share liability account. Subsequently and on the same date, 229,799,802 “B” shares were redeemed at 168 pence each and an amount of $500.0m was debited from the “B share liability account. The Return of Value was accompanied by a 0.9263 share consolidation and the share consolidation resulted in the issue of D deferred shares which were subsequently bought back for 1 penny, resulting in a transfer of $2.9m to the capital redemption reserve.

Notes to the consolidated interim financial statements (unaudited)

23.
Other reserves

	Note	Capital redemption reserve	Merger reserve	Hedging reserve	Total
		$m	$m	$m	$m

As at 1 November 2017		666.3	5,780.2	1.1	6,447.6
Hedge accounting 2	19	-	-	71.9	71.9
Current tax movement on hedging 2	19	-	-	(13.3)	(13.3)
As at 30 April 2018		666.3	5,780.2	59.7	6,506.2

As at 1 May 2017		163.4	338.1	-	501.5
Return of Value - share consolidation	22	2.9	-	-	2.9
Return of Value - issue and redemption of B shares	22	500.0	(343.3)	-	156.7
Hedge accounting 2	19	-	-	86.4	86.4
Current tax movement on hedging 2	19	-	-	(16.4)	(16.4)
Acquisition of HPE Software business 3		-	6,485.4	-	6,485.4
Reallocation of merger reserve 1		-	(2,755.8)	-	(2,755.8)
As at 31 October 2018		666.3	3,724.4	70.0	4,460.7

As at 1 November 2018		666.3	3,724.4	70.0	4,460.7
Return of Value - share consolidation	22	18.7	-	-	18.7
Return of Value - issue and redemption of B shares	22	1,800.0	(1,800.0)	-	-
Hedge accounting 2	19	-	-	(69.0)	(69.0)
Current tax movement on hedging 2	19	-	-	13.1	13.1
At 30 April 2019		2,485.0	1,924.4	14.1	4,423.5

1 In the 18 months ended 31 October 2018, the Company transferred an amount from the merger reserve to retained earnings pursuant to the UK company law. The parent company previously transferred the investment in The Attachmate Group (“TAG”) to a wholly owned subsidiary for an intercompany receivable in the amount of $1,373.0m. During the period, the parent company also transferred the investment in the HPE Software business to a wholly owned subsidiary in exchange for an intercompany receivable.
In the 18 months ended 31 October 2018 an amount of $2,755.8m was transferred from the merger reserve to retained earnings. Of the $2,755.8m merger reserve transfer, $408.2m of the intercompany loan was settled in the 18 months ended 31 October 2018, a further $2,040.7m was settled in the six months ended 30 April 2019 and the remaining $306.9m is expected to be settled in qualifying consideration during the remaining six months to 31 October 2019. It therefore meets the definition of qualifying consideration and is available for dividend distribution to the parent company’s shareholders.

2 $14.1m was recognised in the hedging reserve in relation to hedging transactions entered into in the six months ended 30 April 2019 (18 months ended 31 October 2018: $70.0m).

3 On 1 September 2017 the acquisition of the HPE Software business was completed. As a result of this a merger reserve was created of $6,485.4m. The acquisition was structured by way of equity consideration; this transaction fell within the provisions of section 612 of the Companies Act 2006 (merger relief) such that no share premium was recorded in respect of the shares issued. The parent company chose to record its investment in the HPE Software business at fair value and therefore recorded a merger reserve equal to the value of the share premium which would have been recorded had section 612 of the Companies Act 2006 not been applicable (i.e. equal to the difference between the fair value of the HPE Software business and the aggregate nominal value of the shares issued).

Notes to the consolidated interim financial statements (unaudited)

24.
Discontinued operation, assets classified as held for sale and disposals

Net Assets classified as held for sale

There are no disposal groups classified as held for sale in the current period. At 31 October 2018 the assets and liabilities relating to the SUSE and Atalla businesses were presented as held for sale.

	30 April 2019			31 October 2018
Reported in:	Current Assets	Current liabilities	Total	Currentassets	Current liabilities	Total
	$m	$m	$m	$m	$m	$m
SUSE	-	-	-	1,114.3	(427.2)	687.1
Atalla	-	-	-	28.2	(10.5)	17.7
	-	-	-	1,142.5	(437.7)	704.8

The net asset assets held for sale relating to the disposals of SUSE and Atalla are detailed in the tables below. These include non-current assets and non-current liabilities that are shown as current assets and liabilities in the Consolidated statement of financial position.

A.
SUSE Business
On 2 July 2018, the Group announced the proposed sale of the SUSE business segment to Blitz 18-679 GmbH (subsequently renamed to Marcel Bidco GmbH), a newly incorporated directly wholly owned subsidiary of EQTVIII SCSp which is advised by EQT Partners. The total cash consideration of $2.5bn is on a cash and debt free basis and subject to normalisation of working capital.

On 21 August 2018, Shareholders voted to approve the proposed transaction whereby the Company has agreed to sell its SUSE business segment to Marcel Bidco GmbH, a newly incorporated, wholly owned subsidiary of EQTVIII SCSp, for a total cash consideration of approximately $2.5bn, subject to customary closing adjustments. Following this vote, all applicable antitrust, competition, merger control and governmental clearances have been obtained. The sale was completed on 15 March 2019 and the SUSE business segment has been treated as discontinued in these condensed financial statements.

The SUSE Business, a pioneer in Open Source software, develops, markets and supports an enterprise grade Linux operating system, Open Source software-defined infrastructure and application delivery solutions that give enterprises greater control and flexibility over their IT systems.

Discontinued operation – Financial performance
	Six months ended 30 April 2019	Six monthsended30 April 2018
	$m	$m
Revenue	127.0	182.9
Operating costs	(89.5)	(149.8)
Operating profit	37.5	33.1
Share of results of associate	(0.3)	(0.7)
Profit on disposal of the SUSE business	1,727.2	-
Profit before taxation	1,764.4	32.4
Taxation	(289.0)	(12.7)
Profit for the period from discontinued operations	1,475.4	19.7

Discontinued operation – Cash flow
The cash flow statement shows amounts related to the discontinued operations:

	Six monthsended30 April 2019	Six monthsended30 April 2018
	$m	$m
Net cash inflows from operating activities	18.6	49.1
Net cash outflows from investing activities	-	(0.9)
Net cash flows from financing activities	-	-

Notes to the consolidated interim financial statements (unaudited)

24.
Discontinued operation, assets classified as held for sale and disposals continued

A. SUSE business continued
The assets and liabilities relating to SUSE were presented as held for sale following the shareholder approval on 21 August 2018. Costs to sell have been included in trade and other payables.

		30 April 2019	31 October 2018
	Note	$m	$m
Non-current assets
Goodwill	13	-	859.6
Other Intangible assets	14	-	165.6
Property, plant and equipment	15	-	5.6
Investment in associates		-	9.6
Deferred tax assets		-	1.6
Long-term pension assets	21	-	1.5
Other non-current assets		-	2.3
		-	1,045.8
Current assets
Trade and other receivables		-	65.6
Cash and cash equivalents		-	2.9
		-	68.5
Total assets held for sale		-	1,114.3

Current liabilities
Trade and other payables		-	(37.8)
Provisions	20	-	(0.7)
Current tax liabilities		-	(1.2)
Deferred income		-	(218.3)
		-	(258.0)
Non-current liabilities
Deferred income		-	(160.8)
Retirement benefit obligations	21	-	(5.5)
Long-term provisions	20	-	(2.3)
Other non-current liabilities		-	(0.6)
		-	(169.2)
Total liabilities held for sale		-	(427.2)
Net assets classified as held for sale		-	687.1

Disposal of the SUSE business

On 15 March 2019, the Group disposed of the SUSE business for $2,540.3m. Details of net assets disposed of and the profit on disposal are as follows:

Carrying value pre-disposal
$m
Non-current assets classified as held for sale	1,089.0
Current assets classified as held for sale	127.0
Current liabilities classified as held for sale	(271.2)
Non-current liabilities classified as held for sale	(177.3)
Net assets disposed	767.5

Notes to the consolidated interim financial statements (unaudited)

24.
Discontinued operation, assets classified as held for sale and disposals continued

A.
SUSE business continued

The profit on disposal is calculated as follows:

$m
Disposal proceeds	2,540.3
Costs to sell recognised in the period	(41.9)
Disposal proceeds, less costs to sell recognised in the period	2,498.4
Net assets disposed	(767.5)
Profit on disposal	1,730.9
Cumulative exchange gain in respect of the net assets of the subsidiaries, reclassified from equity on disposal	(3.7)
Profit on disposal	1,727.2

The profit on disposal is reflected in the profit for the period from discontinued operations in the Consolidated Income Statement. All cash flows occurred in the current period.

The inflow of cash and cash equivalents on the disposal of the SUSE business is calculated as follows:

$m
Disposal proceeds, less total costs to sell	2,498.4
Cash disposed	(21.5)
Investing cash flows generated from discontinued operations, net of cash disposed	2,476.9

B.
Atalla

On 18 May 2018 the Company entered into an agreement with Utimaco Inc. (“Utimaco”), under which Utimaco would acquire Atalla for $20m in cash. The deal was subject to regulatory approval by the Committee on Foreign Investment in the United States (“CFUIS”). CFIUS placed the deal into investigation in September and final approval was received 10 October 2018. The deal closed on 5 November 2018 and Utimaco acquired the Atalla HSM product line, the Enterprise Security Manger (“ESKM”) product line, and related supporting assets, including applicable patents and other IP.

The assets and liabilities relating to the Atalla business included in the Financial Statements at 31 October 2018 amount to $17.7m.

		30 April 2019	31 October 2018
		$m	$m
Goodwill	13	-	27.9
Property, plant and equipment	15	-	0.2
Non-current assets		-	28.1

Deferred income		-	(10.4)
Current Liabilities		-	(10.4)

Net assets classified as held for sale		-	17.7

On 5 November 2018, the Group disposed of the Atalla business for a net cash consideration of $20.0m, resulting in a gain on disposal of $4.4m (note 7).

Notes to the consolidated interim financial statements (unaudited)

25.
Acquisitions

Acquisition of Interset Software Inc.

On 15 February 2019, the Group completed the acquisition of Interset Software Inc. (“Interset”), a worldwide leader in security analytics software that provides highly intelligent and accurate cyber-threat protection. The addition of this predictive analytics technology adds depth to Micro Focus’ Security, Risk & Governance portfolio, and aligns with the Company’s strategy to help customers quickly and accurately validate and assess risk as they digitally transform their businesses.

Consideration of $89.7m consists of completion payment of $85.0m, working capital adjustments and net cash adjustments. The Group has not presented the full IFRS 3 “Business Combinations” disclosures as this acquisition is not material to the Group.

A provisional fair value review was carried out on the assets and liabilities of the acquired business, resulting in the identification of intangible assets. The fair value review will be finalised in the 12 month period following completion.

		Carrying value at acquisition	Fair value adjustments	Fair value
	Note	$m	$m	$m
Intangible assets – purchased 1	14	-	61.2	61.2
Property, plant and equipment	15	0.3	-	0.3
Other non-current assets		0.1	-	0.1
Trade and other receivables		2.6	-	2.6
Cash and cash equivalent		1.2	-	1.2
Trade and other payables		(3.5)	-	(3.5)
Current tax liabilities		-	-	-
Finance leases obligations – short term		(1.6)	-	(1.6)
Borrowings – short term		(2.1)	-	(2.1)
Provisions – short-term	20	(0.7)	-	(0.7)
Deferred income – short-term 2		(2.0)	0.2	(1.8)
Deferred income – long-term 2		(0.2)	-	(0.2)
Net (liabilities) / assets		(5.9)	61.4	55.5
Goodwill (note 13)				34.2
Consideration				89.7

Consideration satisfied by:
Cash				89.7

The fair value adjustments relate to:
1 Purchased intangible assets have been valued based on a market participant point of view and the fair value has been based on various characteristics of the product lines and intangible assets of Interset.
2 Deferred income has been valued taking account of the remaining performance obligations.
1

2

26. Contingent liabilities

The Company and several of its subsidiaries are, from time to time, parties to legal proceedings and claims which arise in the ordinary course of business. The directors do not anticipate that the outcome of these proceedings, actions and claims, either individually or in aggregate, will have a material adverse effect upon the Group’s financial position.

Shareholder litigation

Micro Focus International plc and certain current and former directors and officers are involved in two class action lawsuits in which plaintiffs are seeking damages for alleged violations of the Securities Act of 1933 and the Exchange Act of 1934.  Plaintiffs allege false and misleading statements or omissions in offering documents issued in connection with the Hewlett Packard Enterprise software business merger and issuance of Micro Focus American Depository Shares (“ADS”) as merger consideration, and other purportedly false and misleading statements. No liability has been recognised in either case as these are still very early in proceedings and it is too early to estimate whether there will be any financial impact.

Notes to the consolidated interim financial statements (unaudited)

27. Cash flow statement

	Note	Six months ended 30 April 2019 $m	Six months ended 30 April 2018 $m
Cash flows from operating activities
(Loss)/Profit from continuing operations		(78.3)	600.0
Profit from discontinued operation		1,475.4	19.7
Profit for the period		1,397.1	619.7
Adjustments for:
Gain on disposal of SUSE	24	(1,727.2)	-
Net interest	11	132.2	132.7
Taxation – continuing operations	12	(21.3)	(700.9)
Taxation – discontinued operations		289.0	12.7
Share of results of associates		0.3	0.7
Operating profit		70.1	64.9

- continuing operations		32.6	31.8
- discontinued operation	24	37.5	33.1
		70.1	64.9

Research and development tax credits		(1.3)	0.6
Depreciation	15	32.8	36.0
Loss on disposal of property, plant and equipment	15	3.6	1.6
Gain on disposal of Atalla	7	(4.4)	-
Amortisation of intangible assets	14	356.3	378.1
Amortisation of contract-related assets		3.5	-
Share-based compensation charge	8	72.5	28.2
Exchange movements		19.2	22.5
Provisions movements	20	23.0	140.0
Cash generated from operations before working capital		575.3	671.9
Changes in working capital:
Assets held for sale		(39.1)	-
Inventories		0.1	0.2
Trade and other receivables		282.7	(294.5)
Increase in contract-related costs		(19.4)	-
Payables and other liabilities		(80.9)	155.5
Provision utilisation	20	(35.2)	(138.1)
Contract liabilities - deferred income		(63.5)	99.0
Pension funding in excess of charge to operating profit		2.6	1.0
Cash generated from operations		622.6	495.0

INDEPENDENT REVIEW REPORT TO MICRO FOCUS INTERNATIONAL PLC

Conclusion

We have been engaged by the company to review the condensed set of financial statements in the interim financial report for the six months ended 30 April 2019, which comprises consolidated statement of comprehensive income, consolidated statement of financial position, consolidated statement of changes in equity, consolidated statement of cash flow and the related explanatory notes.

Based on our review, nothing has come to our attention that causes us to believe that the condensed set of financial statements in the interim financial report for the six months ended 30 April 2019 is not prepared, in all material respects, in accordance with IAS 34 Interim Financial Reporting and the Disclosure Guidance and Transparency Rules (“the DTR”) of the UK’s Financial Conduct Authority (“the UK FCA”).

Scope of review

We conducted our review in accordance with International Standard on Review Engagements (UK and Ireland) 2410 Review of Interim Financial Information Performed by the Independent Auditor of the Entity issued by the Auditing Practices Board for use in the UK. A review of interim financial information consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. We read the other information contained in the interim financial report and consider whether it contains any apparent misstatements or material inconsistencies with the information in the condensed set of financial statements.

A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK) and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Directors’ responsibilities

The half-yearly financial report is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the interim financial report in accordance with the DTR of the UK FCA.

As disclosed in note 2, the annual financial statements of the group are prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IASB”) and in conformity with International Financial Reporting Standards as adopted by the European Union (“EU”) (collectively “IFRS”). The directors are responsible for preparing the condensed set of financial statements included in the interim financial report in accordance with IAS 34.

Our responsibility

Our responsibility is to express to the company a conclusion on the condensed set of financial statements in the interim financial report based on our review.

The purpose of our review work and to whom we owe our responsibilities

This report is made solely to the company in accordance with the terms of our engagement to assist the company in meeting the requirements of the DTR of the UK FCA. Our review has been undertaken so that we might state to the company those matters we are required to state to it in this report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company for our review work, for this report, or for the conclusions we have reached.

Tudor Aw
for and on behalf of KPMG LLP
Chartered Accountants
15 Canada Square, London, E14 5GL
8 July 2019

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: 09 July 2019

Micro Focus International plc

By:	/s/ Brian McArthur-Muscroft
Name:	Brian McArthur-Muscroft
Title:	Chief Financial Officer